    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 5, 1998
                                               REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------

                             CV THERAPEUTICS, INC.
             (Exact name of registrant as specified in its charter)

              DELAWARE                                                                   43-1570294
  (State or other jurisdiction of                                           (I.R.S. Employer Identification No.)
   incorporation or organization)

                           --------------------------

                     3172 PORTER DRIVE PALO ALTO, CA 94304
                                 (650) 812-0585
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                           --------------------------

                          LOUIS G. LANGE, M.D., PH.D.
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                             CV THERAPEUTICS, INC.
                               3172 PORTER DRIVE
                              PALO ALTO, CA 94304
                                 (650) 812-0585
           (Name, address and telephone number of agent for service)
                           --------------------------

                                   COPIES TO:

       ALAN C. MENDELSON, ESQ.                     DAVID J. SEGRE, ESQ.
      DEBORAH A. MARSHALL, ESQ.               CHRISTOPHER K. SADEGHIAN, ESQ.
          COOLEY GODWARD LLP                 WILSON SONSINI GOODRICH & ROSATI
        FIVE PALO ALTO SQUARE                    PROFESSIONAL CORPORATION
         3000 EL CAMINO REAL                        650 PAGE MILL ROAD
     PALO ALTO, CALIFORNIA 94306                   PALO ALTO, CA 94306
            (650) 843-5000                            (650) 493-9300

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                           --------------------------

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                         PROPOSED MAXIMUM
                                                                             OFFERING        PROPOSED MAXIMUM
              TITLE OF EACH CLASS OF                    AMOUNT TO        PRICE PER SHARE        AGGREGATE           AMOUNT OF
           SECURITIES TO BE REGISTERED              BE REGISTERED (1)          (2)          OFFERING PRICE (2)   REGISTRATION FEE
Common Stock, $0.001 par value....................      1,955,000             $9.125           $17,839,375            $5,263

(1) Includes 255,000 shares of Common Stock issuable upon exercise of the Underwriters' over-allotment option.

(2) The price of $9.125 per share, which was the average of the high and low prices of the Common Stock reported on the Nasdaq Stock Market on December 31, 1997, is set forth solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act of 1933, as amended.
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             SUBJECT TO COMPLETION
                             DATED JANUARY 5, 1998
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PROSPECTUS
1,700,000 SHARES

   [LOGO]

COMMON STOCK
(PAR VALUE $0.001 PER SHARE)

All of the 1,700,000 shares of Common Stock (the "Common Stock") offered hereby (the "Offering") are being sold by CV Therapeutics, Inc. ("CVT" or the "Company"). The Company's Common Stock is quoted on the Nasdaq National Market under the symbol CVTX. On December 31, 1997, the last reported sale price of the Common Stock was $9.375 per share. See "Price Range of Common Stock."

SEE "RISK FACTORS" COMMENCING ON PAGE 7 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                                PRICE TO         UNDERWRITING     PROCEEDS TO
                                PUBLIC           DISCOUNT (1)     COMPANY (2)
---------------------------------------------------------------------------------
Per Share                       $                $                $
---------------------------------------------------------------------------------
Total (3)                       $                $                $
---------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of the Offering payable by the Company, estimated at $300,000.
(3) The Company has granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 255,000 shares of Common Stock on the same terms as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to
Public, Underwriting Discount and Proceeds to Company will be $        ,
$        and $        respectively. See "Underwriting."

The shares of Common Stock offered by this Prospectus are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to approval of certain legal matters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Underwriters. It is expected that delivery of the shares of Common Stock offered
hereby will be made against payment therefor on or about           at the
offices of J.P. Morgan Securities Inc., 60 Wall Street, New York, New York.

J.P. MORGAN & CO.
                               UBS SECURITIES
                                                        INVEMED ASSOCIATES, INC.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 UNDER REGULATION M. SEE "UNDERWRITING."

No person has been authorized to give any information or to make any representations not contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Common Stock in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company subsequent to the date hereof.

                               TABLE OF CONTENTS

                                                    PAGE
Additional Information.........................           2
Available Information..........................           3
Incorporation of Certain Documents by
    Reference..................................           3
Prospectus Summary.............................           4
Risk Factors...................................           7
Use of Proceeds................................          14
Price Range of Common Stock....................          14
Dividend Policy................................          14
Capitalization.................................          15
Dilution.......................................          16

                                                    PAGE
Selected Consolidated Financial Data...........          17
Management's Discussion and Analysis of
    Financial Condition and Results of
    Operations.................................          18
Business.......................................          21
Management.....................................          38
Principal Stockholders.........................          41
Underwriting...................................          43
Legal Matters..................................          44
Experts........................................          44

CV Therapeutics, Inc. and the CV Therapeutics logo are service marks of the Company. All brand names or trademarks appearing in this Prospectus are the property of their respective holders.

                             ADDITIONAL INFORMATION

The Company has filed a Registration Statement on Form S-3 under the Securities Act, including amendments thereto, (collectively, the "Registration Statement") relating to the Common Stock offered hereby with the Securities and Exchange Commission (the "Commission"), Washington, D.C. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement, exhibits and schedules thereto. A copy of the Registration Statement may be inspected by anyone without charge at the Commission's principal office at 450 Fifth Street, N.W, Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, Washington, D.C. 20549 upon the payment of certain prescribed fees.

                             AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company may be inspected and copied at the Commission's Public Reference Section located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W, Washington, D.C. 20549, at prescribed rates. The Commission also makes electronic filings publicly available on the Internet. The Commission's Internet address is http://www.sec.gov. The Commission's Web site also contains reports, proxy and information statements and other information regarding the Company that has been filed with the Commission. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed by the Company with the Commission pursuant to the Exchange Act are by this reference incorporated in and made a part of this
Prospectus:

(1) The Annual Report on Form 10-K for the fiscal year ended December 31, 1996, filed on March 28, 1997, as amended on Form 10-K/A filed on April 25, 1997, including all matters incorporated by reference therein;

(2) The Proxy Statement for the Company's 1997 Annual Meeting of Stockholders, filed on May 15, 1997, including all matters incorporated by reference therein;

(3) The Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1997, June 30, 1997 and September 30, 1997, including all matters incorporated by reference therein;

(4) The Current Report on Form 8-K, filed on October 24, 1997; and

(5) The description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed on October 30, 1996.

All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference herein and to be a part of this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Copies of all documents which are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents or into this Prospectus) will be provided without charge to each person, including any beneficial owner to whom this Prospectus is delivered, upon a written or oral request to CV Therapeutics, Inc., Attention: Investor Relations, 3172 Porter Drive, Palo Alto, California, 94304, telephone number (650) 812-0585.

                               PROSPECTUS SUMMARY

THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION DISCUSSED ELSEWHERE IN THIS PROSPECTUS AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCORPORATED HEREIN BY REFERENCE. THE DISCUSSION IN THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO, THOSE SPECIFICALLY IDENTIFIED HEREIN. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS," AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION.

                                  THE COMPANY

CV Therapeutics, Inc. ("CVT" or the "Company") is a biopharmaceutical company focused exclusively on the application of molecular cardiology to the discovery, development and commercialization of novel, small molecule drugs for the treatment of chronic cardiovascular diseases. Molecular cardiology was developed, in part, by CVT scientists and their academic collaborators and is based upon the application of molecular biology and genetics to cardiovascular diseases. This discipline has yielded new insights into the mechanisms underlying chronic cardiovascular diseases and has enhanced the search for innovative cardiovascular drugs by providing an increasing number of new molecular targets for drug discovery. Two of the Company's drug candidates, ranolazine for the treatment of angina and CVT-124 for the treatment of edema due to congestive heart failure ("CHF"), are in clinical trials.

The Company initiated a Phase III clinical trial of ranolazine, a novel small molecule, in October 1997 for the treatment of angina. The trial is a placebo controlled, double-blind, cross-over study of a sustained release formulation of ranolazine ("ranolazine SR") in approximately 150 patients with chronic stable angina. Ranolazine was licensed from Syntex (U.S.A.), Inc. ("Syntex"), an indirect subsidiary of Roche Holding Limited ("Roche"), in March 1996. Its novel metabolic mechanism of action was discovered, in part, by cardiovascular researchers now at or associated with CVT. In Phase I and Phase II clinical trials conducted by Syntex, an immediate release formulation of ranolazine ("ranolazine IR") was administered to over 1,200 patients. These clinical trials have indicated that ranolazine IR improved exercise tolerance in angina patients without adversely affecting heart rate or decreasing blood pressure, a clinical profile absent from currently available drugs. The Company believes ranolazine could particularly benefit angina patients who also suffer from CHF or remain symptomatic despite maximal doses of currently available anti-anginal drugs. In the United States, approximately 7.1 million patients are currently diagnosed with angina. Based on published studies, approximately one-third, or 2.3 million, are either diagnosed with both angina and CHF or are resistant to currently available treatments. The Company believes these patients would represent the initial target market for ranolazine.

CVT-124, which is currently in Phase II clinical trials, is an adenosine A(1) receptor antagonist discovered by CVT through its application of molecular cardiology. Adenosine A(1) receptor antagonists block certain actions of adenosine, a hormone that modulates different functions of the cardiovascular system. CVT-124 has potential applications in the treatment of edema (fluid accumulation) associated with CHF and the prevention and treatment of acute renal failure. A recently completed Phase II trial in moderately severe CHF patients indicated that CVT-124 is generally well-tolerated and produces clinically useful and statistically significant increases in urine, sodium and chloride excretion compared to placebo, with clinically minimal increases in potassium excretion. This is an improved clinical profile compared to currently available therapies. In March 1997, the Company entered into two research collaboration and license agreements with Biogen, Inc. and a wholly-owned subsidiary of Biogen, Inc. (collectively, "Biogen") granting Biogen an exclusive worldwide license to develop, manufacture and commercialize CVT-124 for all indications. In exchange, the Company received a $16.0 million upfront payment, including an equity investment, advanced funding of a development milestone and funding under a loan facility. In addition, Biogen agreed to make significant milestone payments and equity investments and provide funding under a general purpose loan facility, all of which are subject to the achievement of certain clinical development and commercialization milestones. Biogen will also pay royalties on any future product sales. Approximately one-quarter of the 875,000 patients in the United States hospitalized with a primary diagnosis of CHF exhibit resistance to current diuretic treatments. The Company believes that these patients would represent the initial target market for CVT-124 in this indication.

In addition to ranolazine and CVT-124, the Company has several product candidates that are currently in preclinical studies. The Company has developed and synthesized a series of adenosine A(1) agonist compounds that it believes may have potential application in treating supraventricular tachycardias. Supraventricular tachycardias are among the most common cardiac arrhythmias complicating ischemic heart disease and cardiac surgical procedures and account for over 300,000 new hospital admissions in the United States each year. The Company believes that compared to current therapies, its compounds may offer an improved clinical profile for immediate treatment of these arrhythmias without lowering blood pressure. CVT-313, also in preclinical studies, is a selective inhibitor of the cell cycle enzyme, cyclin-dependent kinase 2 ("CDK2"). The Company believes that CVT-313 may be useful in a variety of cellular proliferative disorders, including the prevention of restenosis, as an adjunct to coronary artery bypass surgery and as a treatment for cardiomyopathy (heart muscle damage). CVT-634, an inhibitor of another cell cycle regulating enzyme, is also being evaluated in animal models of chronic cardiovascular disease.

The Company was incorporated in Delaware in December 1990 and changed its name to CV Therapeutics, Inc. in June 1992. The Company's executive offices are located at 3172 Porter Drive, Palo Alto, California 94304, and its telephone number is (650) 812-0585.

                              RECENT DEVELOPMENTS

In October 1997, the Company and Biogen completed a randomized, double-blind, placebo-controlled, ascending dose crossover Phase II trial of intravenous CVT-124 in 18 patients with moderately severe CHF. In this trial, CVT-124 exhibited clinically useful and statistically significant increases in urine, sodium and chloride excretion compared to placebo, with clinically minimal increases in potassium excretion. This is an improved clinical profile compared to currently available therapies. CVT-124 was also generally well-tolerated. Biogen is currently planning additional Phase II intravenous trials in severe CHF patients.

In October 1997, the Company raised net proceeds of $12.3 million in a private placement of equity securities with Biotech Target S.A., a wholly owned subsidiary of BB Biotech AG ("BB Biotech"). The net proceeds will be used to continue the Company's research and development programs.

In October 1997, the Company initiated the first of multiple Phase III clinical trials of ranolazine SR for the treatment of angina. In this first clinical trial, patients undergo treadmill exercise to induce angina with the primary endpoint being duration of exercise. This trial is a randomized, double-blind, placebo controlled, monotherapy, four period crossover trial in approximately 150 stable angina patients. In the second trial, which is expected to begin in 1998, the Company plans to enroll approximately 350-450 angina patients receiving other anti-anginal medications and add either placebo or ranolazine to their therapy. Additional clinical pharmacology, open label and safety studies are expected to begin in 1998 and be completed before the filing of a New Drug Application ("NDA") with the Food and Drug Administration.

                                  THE OFFERING

COMMON STOCK OFFERED........................  1,700,000 shares
COMMON STOCK OUTSTANDING AFTER THE            10,158,066 shares (1)
 OFFERING...................................
USE OF PROCEEDS.............................  Research and development, including preclinical testing and clinical trials, and
                                              working capital and general corporate
                                              purposes.
NASDAQ NATIONAL MARKET SYMBOL...............  "CVTX"

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                               ---------------------------------------------------------------------------------
                                                                                             NINE MONTHS ENDED
                                  INCEPTION
                               (DEC. 11, 1990)           YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
IN THOUSANDS, EXCEPT PER                 TO     ------------------------------------------  --------------------
SHARE DATA                     DEC. 31, 1992         1993       1994       1995       1996       1996       1997
                               ---------------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                                                (UNAUDITED)
CONSOLIDATED STATEMENTS OF
 OPERATIONS DATA:
Contract revenue.............     $       -     $       -  $       -  $       -  $     250  $     250  $   2,236
Operating expenses:
  Research and development...         1,167         4,731      8,823     12,856      7,141      5,834      6,992
  General and
   administrative............           429           947      2,802      3,402      2,917      2,186      3,545
                                    -------     ---------  ---------  ---------  ---------  ---------  ---------
Total operating expenses.....         1,596         5,678     11,625     16,258     10,058      8,020     10,537
                                    -------     ---------  ---------  ---------  ---------  ---------  ---------
Loss from operations.........        (1,596)       (5,678)   (11,625)   (16,258)    (9,808)    (7,770)    (8,301)
Interest income (expense),
 net.........................           (34)          161        258       (466)      (557)      (597)       503
                                    -------     ---------  ---------  ---------  ---------  ---------  ---------
  Net loss...................     $  (1,630)    $  (5,517) $ (11,367) $ (16,724) $ (10,365) $  (8,367) $  (7,798)
                                    -------     ---------  ---------  ---------  ---------  ---------  ---------
                                    -------     ---------  ---------  ---------  ---------  ---------  ---------
Net loss per share (2).......                                         $   (4.33) $   (2.25) $   (1.78) $   (1.15)
                                                                      ---------  ---------  ---------  ---------
                                                                      ---------  ---------  ---------  ---------
Shares used in computing net
 loss per share (2)..........                                             3,861      4,599      4,708      6,755
                                                                      ---------  ---------  ---------  ---------
                                                                      ---------  ---------  ---------  ---------

                                                                                        -------------------------
                                                                                          AT SEPTEMBER 30, 1997
                                                                                        -------------------------
                                                                                                    AS ADJUSTED
IN THOUSANDS                                                                               ACTUAL           (3)
                                                                                        ---------  --------------

                                                                                               (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short- and long-term investments...........................  $  28,914    $   55,915
Working capital.......................................................................     14,900        41,901
Total assets..........................................................................     32,979        59,980
Total debt and capital lease obligations..............................................      7,393         7,393
Accumulated deficit...................................................................    (53,424)      (53,424)
Total stockholders' equity............................................................     17,499        44,500

------------------------------
(1) Based on shares outstanding as of December 15, 1997. Excludes as of December 15, 1997: (i) 1,028,127 shares of Common Stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $4.62 per share; (ii) 549,504 shares of Common Stock issuable upon exercise of outstanding warrants at exercise prices ranging from $2.50 to $25.00 per share and a weighted average exercise price of $17.41; and (iii) 1,274,056 shares of Common Stock available for future grant under the Company's 1992 Stock Option Plan, 1994 Equity Incentive Plan, Non-Employee Directors' Stock Option Plan and Employee Stock Purchase Plan (the "Stock Plans"), including 1,000,000 shares under the 1994 Equity Incentive Plan approved by the Board of Directors and subject to stockholder approval. Includes 1,397,147 shares of Common Stock sold to BB Biotech in a private placement in October 1997.
(2) Net loss per share for the years ended December 31, 1995 and 1996 and for the nine months ended September 30, 1996 has been calculated on a pro forma basis. See Note 1 of Notes to Consolidated Financial Statements incorporated herein by reference for a description of the shares used in calculating pro forma net loss per share.
(3) Adjusted to give effect to the receipt of $12.3 million in net proceeds from a private placement of Common Stock with BB Biotech in October 1997 and the receipt of the estimated net proceeds from the sale of 1,700,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $9.375 per share. See "Use of Proceeds."

                                  RISK FACTORS

An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider, in addition to the other information contained in this Prospectus, the following risk factors in evaluating the Company and the Common Stock offered hereby.

UNCERTAINTIES RELATED TO EARLY STAGE OF DEVELOPMENT

The Company is at an early stage of development and must be evaluated in light of the uncertainties and complications present in an early stage biopharmaceutical company. In addition, all of the Company's products are at an early stage of development. Since the Company's inception in 1990, substantially all of the Company's resources have been dedicated to research and development, and the Company has not generated any product revenue. Because all of the Company's potential products are in research, preclinical or clinical development, product revenues will not be realized for at least several years, if at all. Drug discovery methods based upon molecular cardiology are relatively new, and there can be no assurance that the Company will be able to employ these methods of drug discovery successfully or that these methods will lead to the development of commercially viable pharmaceutical products. Certain of the Company's compounds within the Company's cell cycle and adenosine A(1) receptor programs are in the early stages of research and development, and the Company cannot predict when, if ever, it will commence clinical trials for such new compounds. There can be no assurance that any of the Company's product development efforts will be successfully completed, that any of the Company's products will be proven to be safe and effective, that regulatory approvals will be obtained at all or be as broad as sought, that the Company's products will be capable of being produced in commercial quantities or that any products, if introduced, will achieve market acceptance.

UNCERTAINTIES RELATED TO CLINICAL TRIALS

The Company's potential products are subject to the risks of failure inherent in the development of pharmaceutical products and will require additional development, preclinical studies, clinical trials and regulatory approval prior to commercialization. The results from preclinical studies and early clinical trials may not be predictive of results obtained in later clinical trials, and there can be no assurance that clinical trials conducted by the Company or its collaborators will demonstrate sufficient safety and efficacy to obtain the requisite approvals or that marketable products will result. For example, in November 1995, based on unfavorable efficacy data from a Phase II trial, the Company terminated its development program for the CVT-1 product for treatment of primary hypercholesterolemia.

The Company currently has only two products in clinical development, ranolazine and CVT-124. The rate of completion of the Company's clinical trials may be delayed by many factors, including slower than anticipated patient enrollment, difficulty in finding a sufficient number of patients fitting the appropriate trial profile or difficulty in obtaining sufficient supplies of clinical trial materials or adverse events occurring during the clinical trials. Completion of testing, studies and trials may take several years, and the length of time varies substantially with the type, complexity, novelty and intended use of the product. There can be no assurance that the Company's drug development efforts will progress as expected or that such efforts will lead to the further development and regulatory approval of any product. In addition, data obtained from preclinical and clinical activities are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Delays or rejections may be encountered based upon many factors, including changes in regulatory policy during the period of product development. No assurance can be given that any of the Company's development programs will be successfully completed, that any investigational new drug ("IND") applications will become effective or that additional clinical trials will be allowed by the Food and Drug Administration ("FDA") or other regulatory authorities or that clinical trials will commence as planned. As a result of FDA reviews or complications that may arise in any phase of the clinical trial program, there can be no assurance that the proposed schedules for IND and clinical protocol submissions to the FDA, initiations of studies and completions of clinical trials can be maintained. Any delays in the Company's clinical trials would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business - Ranolazine" and "- CVT-124."

DEPENDENCE ON COLLABORATIVE AND LICENSING ARRANGEMENTS

The Company's strategy for the research, development and commercialization of its product candidates has required, and will continue to require, the Company to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others, and the Company will therefore be dependent upon the success of these parties in performing their responsibilities. There can be no assurance that the Company will be able to enter into additional collaborative arrangements or license agreements on acceptable terms, or at all, or that any or all of the contemplated benefits from such collaborative arrangements or license agreements will be realized. Failure to obtain and maintain such arrangements or agreements would result in delays in the development of the Company's proposed products, the inability to proceed with the development, manufacture or sale of products or the loss of third party licenses or could require the Company to fund development of a particular product candidate internally. If the Company were required to fund development internally, its future capital requirements would increase substantially. There can be no assurance that the Company could obtain additional funds to meet such increased capital requirements on acceptable terms, or at all.

Under the Company's collaborative arrangement with Biogen, Biogen is responsible for pursuing all aspects of commercialization of CVT-124, including but not limited to manufacturing clinical quantities of CVT-124, conducting additional clinical trials, pursuing regulatory approvals, scaling-up manufacturing processes and establishing marketing and sales capabilities. The Company's relationship with Biogen may be terminated by Biogen upon notice ranging from 60 to 90 days. Any such termination would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, certain of the collaborative arrangements that the Company may enter into in the future may place responsibility on the collaborative partner for preclinical testing and clinical trials, manufacturing and preparation and submission of applications for regulatory approval of potential pharmaceutical products. The Company cannot control the amount and timing of resources which its collaborative partners devote to the Company's programs or potential products. Should a collaborative partner fail to develop or commercialize successfully any product candidate to which it has rights, the Company's business, financial condition and results of operations may be materially and adversely affected. There can be no assurance that collaborators will not pursue competing technologies or product candidates either on their own or in collaboration with others.

Collaborative arrangements may also require the Company to expend funds and to meet certain milestones, and there can be no assurance that the Company will be successful in doing so. The Company's agreement with the University of Florida Research Foundation, Inc. in the area of adenosine receptors requires the Company to reach certain preclinical and clinical milestones within defined time periods to maintain exclusive rights under the license. The Company's agreement with Syntex for ranolazine requires it to make a milestone payment to Syntex upon FDA approval of an NDA for ranolazine. The Company's agreement with Biogen requires the Company to meet certain development milestones in order to receive or be entitled to retain certain payments. Failure of the Company to meet its obligations under its collaborative arrangements could result in a termination of those arrangements and the loss of rights to the compounds under development and could have a material adverse effect on the Company's business, financial condition and results of operations.

There can be no assurance that disputes will not arise in the future with respect to the ownership of rights to any technology developed with or by third parties. These and other possible disagreements between collaborators and the Company could lead to delays in the collaborative research, development or commercialization of certain product candidates or could require or result in litigation or arbitration, which would be time consuming and expensive, and would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business - Licenses and Collaborations."

HISTORY OF LOSSES AND EXPECTATION OF FUTURE LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY; ACCUMULATED DEFICIT

Since its inception, the Company has been engaged in research and development activities and has generated no product revenues. As of September 30, 1997, the Company had an accumulated deficit of approximately $53.4 million. The process of developing the Company's products will require significant additional research and development, preclinical testing and clinical trials, as well as regulatory approvals. These activities, together with the Company's general and administrative expenses, are expected to result in operating losses for the foreseeable future. The Company will not receive product revenues unless and until it or its collaborative partners complete clinical trials and receive regulatory approval for commercial sale with respect to one or more products and successfully commercialize such products. There can be no assurance that the Company will generate revenues or achieve and sustain profitability in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

NEED FOR ADDITIONAL FUTURE CAPITAL; UNCERTAINTY OF ADDITIONAL FUNDING

The Company will require substantial additional funding in order to complete its research and development activities and commercialize any potential products. The Company has financed its operations primarily through the sale of equity securities, payments from its collaborators, equipment and leasehold improvement financing and other debt financing. The Company has generated no product revenue, and none is expected for at least several years. The Company anticipates that its existing resources, the net proceeds of this Offering and projected interest income will enable the Company to maintain its current and planned operations through the third quarter of 1999. However, there can be no assurance that the Company will not require additional funding prior to such time. The Company's future capital requirements will depend on many factors, including scientific progress in its research and development programs, the size and complexity of such programs, the timing, scope and results of preclinical studies and clinical trials conducted by the Company or its collaborators, the ability of the Company to establish and maintain corporate partnerships, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting and enforcing patent claims, competing technological and market developments, the cost of manufacturing or obtaining preclinical and clinical material and other factors not within the Company's control. There can be no assurance that such additional financing to meet the Company's capital requirements will be available on acceptable terms or at all. Insufficient funds may require the Company to delay, scale back or eliminate some or all of its research or development programs or to lose rights under existing licenses or to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than the Company would otherwise seek or may adversely affect the Company's ability to operate as a going concern. If additional funds are raised by issuing equity securities, substantial dilution to existing stockholders may result. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

UNCERTAINTY OF MARKET ACCEPTANCE

The Company's future profitability is dependent on commercial acceptance of its potential products. The Company believes that market acceptance of its potential products will depend on the Company's or its collaborators' ability to provide acceptable evidence of the safety, efficacy and cost effectiveness of its products, as well as the effectiveness of its marketing strategy, which may include its own marketing efforts as well as those of its collaborators. In addition, third party payors can indirectly affect the demand for the Company's potential products by regulating the maximum amount of reimbursement that will be provided. There can be no assurance that potential products developed by the Company or its collaborators will achieve market acceptance among patients, physicians or third party payors, even if necessary regulatory and reimbursement approvals are obtained. Failure to achieve market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations.

INTENSE COMPETITION; RAPID TECHNOLOGICAL CHANGE

The pharmaceutical and biopharmaceutical industries are subject to intense competition and significant, rapid technological change. If regulatory approvals are received, certain of the Company's potential products will compete with well established, FDA approved proprietary and generic therapies that have generated substantial sales over a number of years and which are reimbursed from government health administration authorities and private health insurers. In addition, CVT is aware of companies which are developing products that will compete in the same disease markets as its potential products. Many of the Company's competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and sales resources than the Company. Other companies may succeed in developing products earlier than the Company, obtaining approvals for such products from the FDA more rapidly than the Company and its corporate partners, or developing products that are safer or more effective than those under development or proposed to be developed by the Company and its corporate partners. There can be no assurance that research and development by others will not render the Company's technology or its potential products obsolete or non-competitive. In addition, there can be no assurance that the Company's competitors will not develop more effective or more affordable products or achieve patent protection, regulatory approval or product commercialization earlier than the Company. See "Business - Competition."

UNCERTAINTY OF PATENT POSITION AND PROPRIETARY RIGHTS

The Company's success will depend to a significant degree on its ability to obtain patents and licenses to patent rights, to maintain trade secrets and to operate without infringing on the proprietary rights of others, both in the

United States and other countries. The Company owns one United States issued patent related to an inflammatory factor licensed to Bayer AG. The Company also owns four pending patent applications in the United States relating to the inflammatory factor licensed to Bayer AG, the A(1) agonist series of compounds, CVT-313 and CVT-634, as well as four foreign patent applications with respect to the inflammatory factor licensed to Bayer and single patent applications filed pursuant to the Patent Cooperation Treaty (PCT) with respect to the A(1) agonist series of compounds, CVT-313 and CVT-634. In addition, in connection with its corporate and academic collaborations, the Company has received licenses to a number of issued patents and patent applications for ranolazine and CVT-124. The Company intends to continue to file applications as appropriate for patents covering both its potential products and processes. There can be no assurance that patents will issue from any of these applications, that any patent will issue on technology arising from additional research or that patents that may issue from such applications will be sufficient to protect the Company's technology. In particular, in certain cases the Company is dependent upon third parties for the prosecution of patents and patent applications. Failure of these third parties to effectively prosecute such patents could have a material adverse effect on the Company's ability to prevent competitors from developing similar compounds. Patent applications in the United States are maintained in secrecy until a patent issues, and the Company cannot be certain that others have not filed patent applications for technology covered by the Company's pending applications or that the Company was the first to invent the technology that is the subject of such patent applications. Competitors may have filed applications for, or may have received patents and may obtain additional patents and proprietary rights relating to, compounds, products or processes that block or compete with those of the Company. If any of its competitors have filed patent applications in the United States that claim technology also invented by the Company, the Company may have to participate in interference proceedings declared by the Patent and Trademark Office in order to determine priority of invention and, thus, the right to a patent for the technology in the United States, all of which could result in substantial cost to the Company. In addition, litigation, which would result in substantial cost to the Company, may be necessary to enforce any patents issued to the Company or to determine the scope and validity of the proprietary rights of third parties. There can be no assurance that any patents issued to the Company or to licensors from whom the Company has licensed rights will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection or commercial advantage to the Company.

The commercial success of the Company will depend in part on the Company not infringing patents issued to competitors and not breaching the licenses that might cover technology used in the Company's potential products. Failure by the Company to obtain a license to any technology required to commercialize its potential products could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company also relies on trade secrets to develop and maintain its competitive position. Although the Company protects its proprietary technology in part by confidentiality agreements with its employees, consultants, collaborators, advisors and corporate partners, there can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known or be discovered independently by its competitors. See "Business - Patents and Proprietary Technology."

DEPENDENCE ON KEY PERSONNEL; NEED TO ATTRACT AND RETAIN KEY EMPLOYEES AND CONSULTANTS

The Company is highly dependent on certain members of its management and scientific staff. In addition, the Company relies on consultants and advisors. The loss of any of these persons could have a material adverse effect on the Company's business, financial condition and results of operations. In order to pursue its research and product development plans, the Company will be required to attract and retain additional qualified scientific and other personnel. There can be no assurance that the Company will be successful in attracting and retaining these skilled persons who generally are in high demand by pharmaceutical and biopharmaceutical companies and by universities and other research institutions. The failure to successfully attract and retain qualified personnel, consultants and advisors may impede the achievement of development objectives and have a material adverse effect on the Company's business, financial condition and results of operations. In addition, a substantial portion of the stock options currently held by many of the Company's key employees are vested or may be fully vested over the next several years before the Company achieves significant revenues or profitability. The Company intends to grant additional options and provide other forms of incentive compensation to attract and retain such key personnel.

LIMITED MANUFACTURING, MARKETING AND SALES EXPERIENCE

The Company does not currently operate manufacturing facilities for clinical or commercial production of its proposed products. The Company has no experience in manufacturing, and currently lacks the resources or capability to manufacture any of its potential products on a clinical or commercial scale. The Company is currently, and will continue to be, dependent on corporate partners, licensees or other third parties for the manufacturing of clinical and commercial scale quantities of its products. For example, Biogen is responsible for the manufacture of CVT-124 to supply clinical trials. In addition, the Company acquired from Syntex a sufficient quantity of ranolazine SR tablets to supply the first Phase III trial. The Company has an agreement with a third party manufacturer for clinical scale production of ranolazine's active pharmaceutical ingredient sufficient to support the remainder of the Phase III clinical program, registration and commercialization. The Company is negotiating with third party manufacturers for clinical scale production of ranolazine SR tablets sufficient to support the remainder of the Phase III clinical program, registration and commercialization. There can be no assurance that the Company will be able to maintain existing agreements for manufacturing of clinical quantities of potential products, that it will be able to establish or maintain agreements with other third parties or that these parties will be able to develop adequate manufacturing capabilities. In addition, prior to approval of an NDA for ranolazine, the Company will be required to demonstrate to the FDA's satisfaction the bioequivalence of the multiple sources of ranolazine used in the Company's clinical trials.

The Company currently has no sales, marketing or distribution capability. The Company may promote its products in collaboration with marketing partners or rely on relationships with one or more companies with established distribution systems and direct sales forces. In particular, Biogen is responsible for establishing marketing and sales activities for CVT-124. Alternatively, in the United States the Company may elect to establish its own specialized sales force and marketing organization to market its products to cardiologists. In the event that the Company is unable to reach and maintain agreement with one or more pharmaceutical companies or collaborative partners to market its products, it may be required to market its products directly and to develop a marketing and sales force with technical expertise and with supporting distribution capability. There can be no assurance that the Company will be able to establish in-house sales and distribution capabilities or relationships with third parties, or that it will be successful in commercializing any of its potential products. To the extent that the Company enters into co-promotion or other licensing arrangements, any revenues received by the Company will depend upon the efforts of third parties, and there can be no assurance that such efforts will be successful. See "Business - Marketing and Sales."

SIGNIFICANT GOVERNMENT REGULATION; NO ASSURANCE OF REGULATORY APPROVAL

The research, testing, manufacture and marketing of drug products is subject to extensive regulation by numerous regulatory authorities in the United States and other countries. Failure to comply with FDA or other applicable regulatory requirements may subject a company to administrative or judicially imposed sanctions such as warning letters, civil penalties, criminal prosecution, injunctions, product seizure or detention, product recalls, total or partial suspension of production, and FDA refusal to approve pending new drug applications ("NDAs") or supplements to approved NDAs. The Company has not received regulatory approval in the United States or any foreign jurisdiction for the commercial sale of any of its products. The process of obtaining FDA and other required regulatory approvals, including foreign approvals, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. Furthermore, such approval process is extremely expensive and uncertain. There can be no assurance that the Company's potential products will be approved for marketing by the FDA. Even if regulatory approval of a product is granted, there can be no assurance that the Company will be able to obtain the labeling claims necessary or desirable for the promotion of those products. FDA requirements prohibit the marketing or promotion of a drug for unapproved indications. Furthermore, regulatory marketing approval may entail ongoing requirements for postmarketing studies. If regulatory approval is obtained, the Company will be subject to ongoing FDA obligations and continued regulatory review. In particular, the Company or its third party manufacturer will be required to adhere to regulations setting forth current Good Manufacturing Practices, which require that the Company manufacture its products and maintain its records in a prescribed manner with respect to manufacturing, testing and quality control activities. Further, the Company or its third party manufacturer must pass a preapproval inspection of its manufacturing facilities by the FDA before obtaining marketing approval. Failure to comply with applicable regulatory requirements may result in penalties such as restrictions on a product's marketing or withdrawal of the product from the market. In addition, identification of certain side effects after a drug is on the market or the occurrence of manufacturing problems could cause subsequent withdrawal of approval, reformulation of the drug, additional preclinical testing or clinical trials and changes in labeling of the product.

Prior to the submission of an NDA, drugs developed by the Company must undergo rigorous preclinical and clinical testing, which may take several years and the expenditure of substantial resources. Before commencing clinical trials in humans, the Company must submit to the FDA and receive clearance of an IND. There can be no assurance that submission of an IND for future clinical testing of any products under development or other future products of the Company would result in FDA permission to commence clinical trials or that the Company will be able to obtain the necessary approvals for future clinical testing in any foreign jurisdiction. Success in preclinical studies or early stage clinical trials does not assure success in later stage clinical trials. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approval. Further, there can be no assurance that if such testing of products under development is completed, any such drug compounds will be accepted for formal review by the FDA or any foreign regulatory body, or approved by the FDA for marketing in the United States or by any such foreign regulatory bodies for marketing in foreign jurisdictions. Future federal, state, local or foreign legislation or administrative acts could also prevent or delay regulatory approval of the Company's products. See "Business-- Government Regulation."

UNCERTAINTY OF PRODUCT PRICING AND REIMBURSEMENT

The ability of the Company and its existing and potential corporate partners to market and sell its potential products successfully will depend in part on the extent to which reimbursement for the cost of such potential products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Third party payors are increasingly challenging the price of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products. In addition, for sales of the Company's products in Europe, the Company will be required to seek reimbursement on a country-by-country basis. If the Company or any existing or potential corporate partners succeed in bringing any products to market, there can be no assurance that these products will be considered cost effective, that reimbursement will be available, or if available, that the payors' reimbursement policies will not adversely affect the Company's or any such existing or potential corporate partner's ability to sell such products on a profitable basis.

PRODUCT LIABILITY EXPOSURE; AVAILABILITY OF INSURANCE

The manufacture and sale of biopharmaceutical products involve an inherent risk of product liability claims and associated adverse publicity. The Company currently has only limited product liability insurance for clinical trials and no commercial product liability insurance. There can be no assurance that it will be able to maintain existing or obtain additional product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive, difficult to obtain and may not be available on acceptable terms, or at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company's potential products. A successful product liability claim brought against the Company in excess of its insurance coverage, if any, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business - Product Liability Insurance."

HAZARDOUS AND RADIOACTIVE MATERIALS; ENVIRONMENTAL MATTERS

The Company's research and development processes involve the controlled use of hazardous materials, chemicals and radioactive materials, and produce waste products. The Company is subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and waste products. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of contamination or injury from these materials cannot be eliminated completely. In such event, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. Although the Company believes that it is in compliance in all material respects with applicable environmental laws and regulations, there can be no assurance that it will not be required to incur significant costs to comply with environmental laws and regulations in the future, or that the Company's business, financial condition or results of operations will not be materially adversely affected by current or future environmental laws or regulations. See "Business - Government Regulation - Hazardous Materials."

VOLATILITY OF STOCK PRICE

The market price of the shares of Common Stock, like that of the common stock of many other biopharmaceutical companies, is likely to continue to be highly volatile. Factors such as the Company's operating results, developments in the Company's relationships with corporate partners, developments affecting the Company's corporate partners, results of preclinical studies and clinical trials by the Company, its corporate partners or its competitors, negative regulatory action or regulatory approval with respect to the Company or its competitors, announcements of new products by the Company or its competitors, developments related to patent or other proprietary rights by the Company or its competitors, changes in the position of securities analysts with respect to the Common Stock, and market conditions for biopharmaceutical or biotechnology stocks in general, may cause the market price of the Common Stock to fluctuate, perhaps substantially. In addition, in recent years the stock market in general, and the shares of biopharmaceutical, biotechnology and healthcare companies in particular, have experienced extreme price fluctuations. These broad market and industry fluctuations may materially adversely affect the market price of the Common Stock. In some future quarter the Company's operating results may be below the expectations of public market analysts and investors, and, as a result, the price of the Common Stock would likely be materially adversely affected. See "Price Range of Common Stock."

POTENTIAL CONTROL BY EXISTING STOCKHOLDERS; ANTI TAKEOVER EFFECTS OF CERTAIN CHARTER PROVISIONS AND DELAWARE LAW

As of December 15, 1997, the Company's officers, directors and principal stockholders beneficially owned approximately 11.17% of the outstanding shares of the Common Stock. As a result, such persons may have the ability to affect the Company's affairs and business. Such concentration of ownership may also have the effect of delaying, deferring or preventing a change in control of the Company. In addition, the Company's Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be materially adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Furthermore, certain provisions of the Company's Amended and Restated Certificate of Incorporation may have the effect of delaying or preventing changes in control or management of the Company, which could adversely affect the market price of the Company's Common Stock. In addition, the Company is subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. See "Principal Stockholders."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

Future sales of Common Stock by existing stockholders under Rule 144 of the Securities Act of 1933, as amended, or through the exercise of outstanding registration rights or otherwise could have an adverse effect on the price of the Common Stock. The 1,700,000 shares offered hereby will be freely tradeable. In addition, substantially all of the remaining 8,458,066 shares outstanding as of December 15, 1997 will be eligible for sale without restriction except that approximately 1,189,569 shares will not be eligible for sale until 90 days after the date of this Prospectus, upon expiration of lockup agreements with the Underwriters and thereafter will be subject to the limitations applicable to sales by affiliates or volume limitations under Rule 144. The Company has a currently effective Registration Statement on Form S-3 covering the resale of 1,472,147 shares of Common Stock. In addition, the Company has granted certain registration rights to the holders of an aggregate of 1,354,361 shares, including shares issuable upon exercise of warrants. If such holders, by exercising their demand or piggyback registration rights, cause a large number of securities to be registered and sold in the public market, such sales could have an adverse effect on the market price for the Company's Common Stock.

                                USE OF PROCEEDS

The net proceeds to the Company from the sale of the shares of Common Stock offered hereby are estimated to be approximately $14.7 million (approximately $16.9 million if the over-allotment option is exercised in full) at an assumed public offering price of $9.375 per share after deducting the underwriting discount and estimated offering expenses payable by the Company.

The Company anticipates using approximately $12.0 million of the net proceeds of the Offering to fund research and development activities, including clinical trials for ranolazine and preclinical testing and clinical trials for adenosine A(1) agonists compounds and other product candidates. The balance of the net proceeds of the Offering are expected to be used for working capital and general corporate purposes. In addition, a portion of the net proceeds may be used for the acquisition of complementary businesses, products or technologies. The Company has no present understandings, commitments or agreements, nor is it engaged in any negotiations, with respect to any acquisition. Pending application of the net proceeds of the Offering as described above, the Company intends to invest such proceeds in short-term, investment-grade, interest-bearing financial instruments.

The Company anticipates that its existing resources, the net proceeds of the Offering and projected interest income, will enable the Company to maintain its current and planned operations through the third quarter of 1999. The Company's forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary as a result of a number of factors, including those described in "Risk Factors - Need for Additional Future Capital; Uncertainty of Additional Funding" and elsewhere in this Prospectus.

                          PRICE RANGE OF COMMON STOCK

The Common Stock commenced trading publicly on the Nasdaq National Market on November 19, 1996 and is traded under the symbol CVTX. Prior to that date, there was no public market for the Common Stock. The following table sets forth for the periods indicated the high and low sale prices of the Common Stock.

                                                                             --------------------
                                                                                  HIGH        LOW
                                                                             ---------  ---------
1996
Fourth Quarter (from November 19)..........................................  $   8.000  $   6.250
1997
First Quarter..............................................................  $  10.750  $   6.500
Second Quarter.............................................................  $   8.875  $   6.875
Third Quarter..............................................................  $  10.000  $   6.875
Fourth Quarter.............................................................  $  12.500  $   8.125

As of December 15, 1997, there were 289 holders of record of the Common Stock. On December 31, 1997, the last sale price reported on the Nasdaq National Market for the Common Stock was $9.375 per share. See "Risk Factors - Volatility of Stock Price."

                                DIVIDEND POLICY

The Company has never declared or paid any cash dividends on its capital stock. The Company currently intends to retain any future earnings to finance the growth and development of its business and therefore does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

The following table sets forth as of September 30, 1997 the (i) the pro forma capitalization of the Company giving effect to the receipt of $12.3 million in net proceeds from the sale of shares of Common Stock in a private placement to BB Biotech in October 1997 and (ii) the pro forma capitalization as adjusted to give effect to the receipt by the Company of the estimated net proceeds from the sale of the shares of Common Stock offered hereby at an assumed public offering price of $9.375 per share, after deducting the underwriting discount and estimated offering expenses payable by the Company:

                                                                      ----------------------
                                                                      AT SEPTEMBER 30, 1997
                                                                      ----------------------
                                                                                          AS
IN THOUSANDS, EXCEPT PER SHARE DATA                                    PRO FORMA    ADJUSTED
                                                                      ----------  ----------
                                                                           (UNAUDITED)
Total debt and capital lease obligations, less current portion......      $5,895      $5,895
Stockholders' equity:
  Preferred stock, $0.001 par value; 5,000,000 shares authorized; no
   shares issued and outstanding, pro forma and as adjusted.........           -           -
  Common stock, $0.001 par value; 30,000,000 shares authorized;
   8,417,091 shares issued and outstanding, pro forma; 10,117,091
   shares issued and outstanding, pro forma as adjusted (1).........      83,439      98,120
  Warrants to purchase common stock.................................       1,225       1,225
  Notes receivable issued for stock.................................        (108)       (108)
  Deferred compensation.............................................      (1,331)     (1,331)
  Unrealized gain on investments....................................          18          18
  Accumulated deficit...............................................     (53,424)    (53,424)
                                                                      ----------  ----------
Total stockholders' equity..........................................      29,819      44,500
                                                                      ----------  ----------
  Total capitalization..............................................     $35,714     $50,395
                                                                      ----------  ----------
                                                                      ----------  ----------

------------------------
(1) Excludes as of September 30, 1997: (i) 963,278 shares of Common Stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $3.99 per share; (ii) 549,504 shares of Common Stock issuable upon exercise of outstanding warrants at exercise prices ranging from $2.50 to $25.00 per share and a weighted average exercise price of $17.41 per share; and
(iii) 385,054 shares of Common Stock available for future grant under the Stock Plans. In November 1997, the Board of Directors reserved, subject to stockholder approval, an additional 1,000,000 shares of Common Stock for issuance under the 1994 Equity Incentive Plan. Includes 1,397,147 shares of Common Stock sold to BB Biotech in a private placement in October 1997 and the receipt of $12.3 million in net proceeds therefrom.

                                    DILUTION

The pro forma net tangible book value of the Company as of September 30, 1997 was approximately $29,484,000 or $3.50 per share of Common Stock. Pro forma net tangible book value per share is determined by dividing the net tangible book value (tangible assets less total liabilities) of the Company by the number of shares of Common Stock outstanding at that date after giving effect to the issuance of of 1,397,147 shares of Common Stock to BB Biotech in a private placement in October 1997 and the receipt of $12.3 million in net proceeds therefrom. Without taking into account any other changes in the pro forma net tangible book value after September 30, 1997, other than to give effect to the receipt by the Company of the estimated net proceeds from the sale of the 1,700,000 shares of Common Stock offered by the Company hereby at a public offering price of $9.375 per share, the pro forma net tangible book value of the Company as of September 30, 1997 would have been $44,165,000 or $4.37 per share. This represents an immediate increase in the pro forma net tangible book value of $0.87 per share to existing stockholders and an immediate dilution of $5.01 per share to new investors. The following table illustrates this per share dilution:

Public offering price...............................................                   $9.38
  Pro forma net tangible book value before the Offering.............       $3.50
  Increase attributable to new investors............................         .87
                                                                      ----------
Pro forma net tangible book value after the Offering................                   $4.37
                                                                                  ----------
Dilution to new investors...........................................                   $5.01
                                                                                  ----------
                                                                                  ----------

The foregoing computations exclude as of September 30, 1997: (i) 963,278 shares of Common Stock issuable upon exercise of outstanding stock options, at a weighted average exercise price of $3.99 per share; (ii) 549,504 shares of Common Stock issuable upon exercise of outstanding warrants, at exercise prices ranging from $2.50 to $25.00 per share and a weighted average exercise price of $17.41 per share; and (iii) 385,054 shares of Common Stock available for future grant under the Stock Plans. In November 1997, the Board of Directors reserved, subject to stockholder approval, an additional 1,000,000 shares of Common Stock for issuance under the 1994 Equity Incentive Plan. To the extent that options or warrants are exercised and shares of Common Stock are issued, there will be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below with respect to the consolidated statements of operations data for the years ended December 31, 1993, 1994, 1995, 1996 and for the period from inception (December 11, 1990) to December 31, 1992 and the consolidated balance sheet data at December 31, 1992, 1993, 1994, 1995 and 1996 are derived from the consolidated financial statements of the Company which have been audited by Ernst & Young LLP, independent auditors and are not included in this Prospectus. The consolidated statements of operations data for the nine months ended September 30, 1996 and 1997 and the consolidated balance sheet data at September 30, 1997, are derived from unaudited consolidated financial statements that have been prepared on the same basis as the audited consolidated financial statements and in the opinion of management contain all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of the financial position at such date and the results of operations for such periods. The historical results are not necessarily indicative of the results of operations to be expected for the entire year. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the Notes thereto incorporated herein by reference.

                                      -----------------------------------------------------------------------------------------
                                       INCEPTION
                                       (DEC. 11,                                                          NINE MONTHS ENDED
                                        1990) TO                YEAR ENDED DECEMBER 31,                     SEPTEMBER 30,
                                        DEC. 31,   --------------------------------------------------  ------------------------
IN THOUSANDS, EXCEPT PER SHARE DATA         1992         1993         1994         1995         1996         1996         1997
                                      -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                                                                             (UNAUDITED)
CONSOLIDATED STATEMENTS OF
 OPERATIONS DATA:
Contract revenue....................   $       -    $       -    $       -    $       -    $     250    $     250    $   2,236
Operating expenses:
  Research and development..........       1,167        4,731        8,823       12,856        7,141        5,834        6,992
  General and administrative........         429          947        2,802        3,402        2,917        2,186        3,545
                                      -----------  -----------  -----------  -----------  -----------  -----------  -----------
Total operating expenses............       1,596        5,678       11,625       16,258       10,058        8,020       10,537
                                      -----------  -----------  -----------  -----------  -----------  -----------  -----------
Loss from operations................      (1,596)      (5,678)     (11,625)     (16,258)      (9,808)      (7,770)      (8,301)
Interest income (expense), net......         (34)         161          258         (466)        (557)        (597)         503
                                      -----------  -----------  -----------  -----------  -----------  -----------  -----------
    Net loss........................   $  (1,630)   $  (5,517)   $ (11,367)   $ (16,724)   $ (10,365)   $  (8,367)   $  (7,798)
                                      -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                      -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net loss per share (1)..............                                          $   (4.33)   $   (2.25)   $   (1.78)   $   (1.15)
                                                                             -----------  -----------  -----------  -----------
                                                                             -----------  -----------  -----------  -----------
Shares used in computing net loss                                                 3,861        4,599        4,708        6,755
 per share (1)......................
                                                                             -----------  -----------  -----------  -----------
                                                                             -----------  -----------  -----------  -----------

                                                   -------------------------------------------------------------------
                                                                      AT DECEMBER 31,
                                                   -----------------------------------------------------
IN THOUSANDS                                            1992       1993       1994       1995       1996
                                                   ---------  ---------  ---------  ---------  ---------            AT
                                                                                                             SEPTEMBER
                                                                                                                   30,
                                                                                                                  1997
                                                                                                          ------------
                                                                                                          (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short- and                                                                         $ 28,914
 long-term investments...........................  $   4,030  $   5,466  $   9,743  $   5,569  $  21,568
Working capital..................................      3,904      5,196      7,686        271     20,278        14,900
Total assets.....................................      5,375      7,662     16,099     11,448     26,139        32,979
Long-term portion of debt and capital lease                                                                      5,895
 obligations.....................................        500        745      2,698      3,402      5,000
Accumulated deficit..............................     (1,653)    (7,170)   (18,537)   (35,261)   (45,626)      (53,424)
Total stockholders' equity.......................      4,568      6,363     10,561      1,804     18,676        17,499

--------------------------
(1) Net loss per share for the years ended December 31, 1995 and 1996 and for the nine months ended September 30, 1996 has been calculated on a pro forma basis. See Note 1 of Notes to Consolidated Financial Statements incorporated herein by reference for a description of the shares used in calculating pro forma net loss per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations and other parts of this Prospectus contain forward-looking statements which involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

OVERVIEW

CVT is an early stage biopharmaceutical company focused exclusively on the application of molecular cardiology to the discovery, development and commercialization of novel small molecule drugs for the treatment of chronic cardiovascular disease. Since its inception in December 1990, substantially all of the Company's resources have been dedicated to research and development. To date, CVT has not generated any product revenue and does not expect to generate any such revenues for at least several years. As of September 30, 1997, the Company has an accumulated deficit of approximately $53.4 million. The Company expects its sources of revenue, if any, for the next several years to consist of payments under corporate partnerships and interest income. The process of developing the Company's products will require significant additional research and development, preclinical testing and clinical trials, as well as regulatory approval. These activities, together with the Company's general and administrative expenses, are expected to result in operating losses for the foreseeable future. The Company will not receive product revenue unless it or its collaborators complete clinical trials and successfully commercialize one or more of its products.

CVT is subject to risks common to biopharmaceutical companies, including risks inherent in its research and development efforts and clinical trials, reliance on collaborative partners, enforcement of patent and proprietary rights, the need for future capital, potential competition and uncertainty of regulatory approval. In order for a product to be commercialized, it will be necessary for CVT and its collaborators to conduct preclinical tests and clinical trials, demonstrate efficacy and safety of the Company's product candidates, obtain regulatory clearances and enter into manufacturing, distribution and marketing arrangements, as well as obtain market acceptance. There can be no assurance that the Company will generate revenues or achieve and sustain profitability in the future.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996

CONTRACT REVENUES The Company recognized contract revenues of $2.2 million for the nine-month period ended September 30, 1997, compared to $250,000 during the nine-month period ended September 30, 1996. Contract revenue for the nine-month period ended September 30, 1997 was earned in connection with the Company's collaboration with Biogen for the development and commercialization of CVT-124.

RESEARCH AND DEVELOPMENT EXPENSES The Company's research and development expenses increased to $7.0 million for the nine-month period ended September 30, 1997, compared to $5.8 million for the nine-month period ended September 30, 1996. The increase in research and development expenses for the nine-month period ended September 30, 1997 over the same period in 1996 was primarily due to a $1.0 million milestone payment to Syntex payable under the original license agreement for ranolazine and the issuance of shares of the Company's Common Stock to Syntex valued at $544,000 under an amendment to the license agreement. These expenses were partially offset by a decrease in other research and development expenses primarily as a result of decreased use of outside contract services by the Company. The Company expects research and development expenses to increase significantly over the next several years as the Company expands research and product development efforts.

GENERAL AND ADMINISTRATIVE EXPENSES General and administrative expenses increased to $3.5 million for the nine-month period ended September 30, 1997, compared to $2.2 million for the nine-month period ended September 30, 1996. The increase for the nine-month period ended September 30, 1997 over the same period in 1996 was primarily due to the amortization of deferred compensation expense, personnel recruiting expenses and new administrative expenses associated with becoming a public company. The Company expects general and administrative expense to increase in the future due to increases in the Company's development activities.

INTEREST INCOME (EXPENSE), NET Interest income (expense), net increased to $503,000 for the nine-month period ended September 30, 1997, compared to $(597,000) for the nine-month period ended September 30, 1996. The increases for the nine-month period ended September 30, 1997 over the same period in 1996 was a result of higher average investment balances resulting from the proceeds of the Company's initial public offering completed in November 1996 and payments received in connection with the Company's collaboration and license agreements with Biogen entered into in March 1997, compared to the nine-month period ended September 30, 1996 in which the Company had lower average investment balances and incurred prepayment penalties associated with a restructuring of the Company's debt. The Company expects that interest income (expense), net will fluctuate with average investment balances.

The Company records and amortizes over the related vesting periods deferred compensation representing the difference between the exercise price of options granted and the deemed fair value of its common stock at the time of grant. Options generally vest over four years. Deferred compensation of approximately $2.3 million has been recorded and is being amortized to both research and development expenses as well as general and administrative expenses over the related vesting periods of the options granted.

YEARS ENDED DECEMBER 31, 1996 AND 1995

CONTRACT REVENUES The Company recognized contract revenues of $250,000 for the year ended December 31, 1996, due to a non-refundable, up-front fee earned from a license agreement with Bayer AG.

RESEARCH AND DEVELOPMENT EXPENSES The Company's research and development expenses decreased to $7.1 million for the year ended December 31, 1996, compared to $12.9 million for the year ended December 31, 1995. The higher expenses in 1995 were largely due to higher development expenditures associated with the CVT-1 hypercholesterolemia program, which was terminated in late 1995 and for which minimal costs were incurred in 1996. In addition, research and development expenses decreased in 1996 as a result of a decrease in research personnel and related expenses resulting from a reduction in headcount in November 1995. This was partially offset by a $750,000 license fee paid in equity securities to a collaborative partner in March 1996.

GENERAL AND ADMINISTRATIVE EXPENSES General and administrative expenses decreased to $2.9 million for the year ended December 31, 1996, compared to $3.4 million for the year ended December 31, 1995, due to decreases in personnel and related expenses.

INTEREST INCOME (EXPENSE), NET Interest income (expense), net decreased to $(557,000) for the year ended December 31, 1996, compared to $(466,000) for the year ended December 31, 1995, as a result of higher loan balances and prepayment penalties associated with a restructuring of the Company's debt, partially offset by higher average cash balances.

The Company has not generated taxable income to date. At December 31, 1996, the net operating losses available to offset future taxable income for federal income tax purposes were approximately $41.0 million. Because the Company has experienced ownership changes, future utilization of the carryforwards may be limited in any one fiscal year pursuant to Internal Revenue Code regulations. The carryforwards expire at various dates beginning in 2007 through 2011 if not utilized. As a result of the annual limitation, a portion of these carryforwards may expire before becoming available to reduce the Company's federal income tax liabilities.

YEARS ENDED DECEMBER 31, 1995 AND 1994

RESEARCH AND DEVELOPMENT EXPENSES The Company's research and development expenses increased to $12.9 million for the year ended December 31, 1995, compared to $8.8 million for the year ended December 31, 1994. Research and development expenses increased as a result of higher development expenses primarily associated with the CVT-1 program which was terminated in late 1995, along with higher expenses associated with the hiring of additional personnel to support the Company's expanding research and product development efforts.

GENERAL AND ADMINISTRATIVE EXPENSES The Company's general and administrative expenses increased to $3.4 million for the year ended December 31, 1995, compared to $2.8 million for the year ended December 31, 1994, primarily as a result of costs associated with the increasing level of the Company's activities, including increased headcount and related expenses.

INTEREST INCOME (EXPENSE), NET Interest income (expense), net decreased to $(466,000) for the year ended December 31, 1995, compared to $258,000 for the year ended December 31, 1994. These changes relate primarily to increased debt balances and decreased cash and investment balances.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations since inception primarily through private placements of preferred and common stock, an initial public offering of common stock, equipment and leasehold improvement financing, other debt financing and payments under corporate collaborations. In November 1996, the Company completed an initial public offering and raised net proceeds of approximately $12.0 million. On March 7, 1997, the Company entered into two research collaboration and license agreements with Biogen that together resulted in cash receipts of $16.0 million. In addition, Biogen agreed to make significant development milestones and equity investments and provide funding under a general purpose loan facility, all of which are subject to achievement of certain clinical development and commercialization milestones. Biogen will also pay royalties from any future product sales. As of September 30, 1997 the Company had received approximately $68.7 million in net proceeds from the sale of equity securities, and approximately $16.2 million, before repayment, from loans and equipment financings. See "Business - Licenses and Collaborations."

Cash, cash equivalents and short- and long-term investments at September 30, 1997 totaled $28.9 million compared to $21.6 million at December 31, 1996. The increase in 1997 was due to the receipt of the upfront payment of $16.0 million associated with the Company's collaborations with Biogen. The Company's funds are currently invested in short- and long-term, investment grade, interest-bearing debt obligations.

Net cash used in operations for the nine-month period ended September 30, 1997 was $503,000, compared to $6,152,000 for the nine-month period ended September 30, 1996. The decrease in cash used in operating activities in 1997 was primarily the result of deferred revenue of $6.0 million recorded in conjunction with the upfront payment under the collaboration with Biogen.

Through September 30, 1997, the Company had invested approximately $6.1 million in property and equipment, of which approximately $4.4 million was financed through equipment and leasehold financings.

Subsequent to September 30, 1997, the Company raised net proceeds of $12.3 million in a private placement of equity securities with BB Biotech.

The Company will require substantial additional funding in order to complete its research and development activities and commercialize any potential products. The Company currently estimates that its existing resources, the net proceeds from this Offering and projected interest income will enable the Company to maintain its current and planned operations through the third quarter of 1999. However, there can be no assurance that the Company will not require additional funding prior to such time.

The Company's forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary as a result of a number of factors, including those described in "Risk Factors - Need for Additional Future Capital Uncertainty of Additional Capital" and elsewhere in this Prospectus. The Company's future capital requirements will depend on many factors, including scientific progress in its research and development programs, the size and complexity of such programs, the scope and results of preclinical studies and clinical trials, the ability of the Company to establish and maintain corporate partnerships, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting and enforcing patent claims, competing technological and market developments, the cost of manufacturing preclinical and clinical material and other factors not within the Company's control. There can be no assurance that such additional financing to meet the Company's capital requirements will be available on acceptable terms or at all. Insufficient funds may require the Company to delay, scale back or eliminate some or all of its research or development programs, to lose rights under existing licenses or to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than the Company would otherwise choose. If additional funds are raised by issuing equity securities, substantial dilution to existing stockholders may result.

                                    BUSINESS

OVERVIEW

CV Therapeutics, Inc. is a biopharmaceutical company focused exclusively on the application of molecular cardiology to the discovery, development and commercialization of novel, small molecule drugs for the treatment of chronic cardiovascular diseases. Molecular cardiology was developed, in part, by CVT scientists and their academic collaborators and is based upon the application of molecular biology and genetics to cardiovascular diseases. This discipline has yielded new insights into the mechanisms underlying chronic cardiovascular diseases and has enhanced the search for innovative cardiovascular drugs by providing an increasing number of new molecular targets for drug discovery. Two of the Company's drug candidates, ranolazine for the treatment of angina and CVT-124 for the treatment of edema due to CHF are in clinical trials.

The Company initiated a Phase III clinical trial of ranolazine, a novel small molecule, in October 1997 for the treatment of angina. The trial is a placebo controlled, double-blind, cross-over study of ranolazine SR in approximately 150 patients with chronic stable angina. Ranolazine was licensed from Syntex, an indirect subsidiary of Roche, in March 1996. Its novel metabolic mechanism of action was discovered, in part, by cardiovascular researchers now at or associated with CVT. In Phase I and Phase II clinical trials conducted by Syntex, ranolazine IR was administered to over 1,200 patients. These clinical trials have indicated that ranolazine IR improved exercise tolerance in angina patients without adversely affecting heart rate or decreasing blood pressure, a clinical profile absent from currently available drugs. The Company believes ranolazine could particularly benefit angina patients who also suffer from CHF or remain symptomatic despite maximal doses of currently available anti-anginal drugs. In the United States, approximately 7.1 million patients are currently diagnosed with angina. Based on published studies, approximately one-third, or
2.3 million, are either diagnosed with both angina and CHF or are resistant to currently available treatments. The Company believes these patients would represent the initial target market for ranolazine.

CVT-124, which is currently in Phase II clinical trials, is an adenosine A(1) receptor antagonist discovered by CVT through its application of molecular cardiology. Adenosine A(1) receptor antagonists block certain actions of adenosine, a hormone that modulates different functions of the cardiovascular system. CVT-124 has potential applications in the treatment of edema (fluid accumulation) associated with CHF and the prevention and treatment of acute renal failure. A recently completed Phase II trial in moderately severe CHF patients indicated that CVT-124 is generally well-tolerated and produces clinically useful and statistically significant increases in urine, sodium and chloride excretion compared to placebo, with clinically minimal increases in potassium excretion. This is an improved clinical profile compared to currently available therapies. In March 1997, the Company entered into two research collaboration and license agreements with Biogen granting Biogen an exclusive worldwide license to develop, manufacture and commercialize CVT-124 for all indications. Approximately one-quarter of the 875,000 patients in the United States hospitalized with a primary diagnosis of CHF exhibit resistance to current diuretic treatments. The Company believes that these patients would represent the initial target market for CVT-124 in this indication.

In addition to ranolazine and CVT-124, the Company has several product candidates that are currently in preclinical studies. The Company has developed and synthesized a series of adenosine A(1) agonist compounds that it believes may have potential application in treating supraventricular tachycardias. Supraventricular tachycardias are among the most common cardiac arrhythmias complicating ischemic heart disease and cardiac surgical procedures and account for over 300,000 new hospital admissions in the United States each year. The Company believes that compared to current therapies, its compounds may offer an improved clinical profile for immediate treatment of these arrhythmias without lowering blood pressure. CVT-313, also in preclinical studies, is a selective inhibitor of the cell cycle enzyme, cyclin-dependent kinase 2 ("CDK2"). The Company believes that CVT-313 may be useful in a variety of cellular proliferative disorders, including the prevention of restenosis, as an adjunct to coronary artery bypass surgery and as a treatment for cardiomyopathy (heart muscle damage). CVT-634, an inhibitor of another cell cycle regulating enzyme, is also being evaluated in animal models of chronic cardiovascular disease.

BACKGROUND

The cardiovascular system is comprised of the heart, the blood vessels, the kidneys and the lungs. Together, the components of the cardiovascular system deliver oxygen and other nutrients to the tissues of the body and remove waste products. The heart propels blood through a network of arteries and veins. The kidneys closely regulate the blood volume and the balance of electrolytes (such as sodium, potassium and chloride) in the blood, and the lungs oxygenate the blood and remove carbon dioxide. To accomplish these tasks, the cardiovascular system must maintain adequate blood flow, or cardiac output. Cardiac output is determined by such factors as heart rate and blood pressure, which in turn are controlled by a variety of hormones such as adrenaline, angiotensin and adenosine. These hormones are small molecules which exert their effects by binding to specific receptors on the surfaces of a variety of cell types in the heart, lungs, blood vessels and kidneys. Any significant disruption of this system results in cardiovascular disease.

Cardiovascular disease is the leading cause of death in the United States, claiming more than 950,000 lives in 1994. The American Heart Association projects the total cost of cardiovascular medications in the United States for 1997 at $13.8 billion.

Chronic cardiovascular diseases, including atherosclerosis (hardening of the arteries), hypertension (high blood pressure) and others, may cause permanent damage to the heart and blood vessels, leading to CHF (4.7 million patients), angina (7.1 million patients) and myocardial infarction (1.5 million patients). CHF occurs when the heart becomes weakened and, as a result, can no longer maintain adequate blood circulation throughout the body. The kidneys respond to this decrease in blood flow by increasing the retention of salt and water, leading to chronic symptoms such as shortness of breath and edema (fluid retention) in the legs and lungs.

Over the past twenty years, drugs such as nitrates, beta blockers, calcium channel blockers and ACE inhibitors have been developed to treat cardiovascular diseases. These drugs have contributed to an increase in the survival of patients who suffer from chronic cardiovascular disease; however, they also can cause a variety of undesirable side effects, including fatigue, depression, impotence, headaches, palpitations and edema. Molecular cardiology has provided new insight into the mechanisms underlying chronic cardiovascular diseases, thus creating the opportunity for improved therapies.

Patients that have severe cardiovascular conditions, including those that are intolerant or refractory to traditional therapeutic options and those that have concurrent diseases, are generally treated by cardiologists. There are approximately 20,000 cardiologists in the United States and these physicians are generally concentrated in metropolitan communities near major medical centers. This limited physician subspecialty is responsible for approximately half of the patient visits associated with prescriptions written for these cardiovascular conditions.

BUSINESS STRATEGY

Key elements of the Company's business strategy are:

- the identification of novel drug candidates for the treatment of chronic cardiovascular diseases through internal discovery efforts, in-licensing and academic collaborations. The Company is focused on small molecule product candidates designed to utilize novel mechanisms of action through specific targets, address segments of the cardiovascular patient population which are either underserved or not treated by existing therapies and offer the currently served cardiovascular patient population the potential for improved efficacy with fewer side effects than currently available drugs.

- the internal development of product candidates for which significant effects upon well defined and accepted clinical trial end points can be demonstrated with hundreds rather than thousands of patients.

- the commercialization of products through a focused marketing effort aimed at cardiologists who manage these currently underserved patients. This could include strategic partnerships, collaborations or establishment of a specialized domestic sales force.

- the opportunistic evaluation of strategic alliances at various stages of product development.

DRUG DISCOVERY PLATFORM

CVT's drug discovery platform supports several programs, including those focused on the adenosine A(1) receptor, the cell cycle, molecular mechanisms of atherosclerosis and chronic inflammation in the cardiovascular system.

These programs have produced compounds currently in clinical or preclinical development or outlicensed for use in third party drug discovery programs. CVT's expertise in molecular cardiology and drug development has been critical to the identification of these drug candidates.

The Company believes that its drug discovery platform allows it to efficiently select novel, clinically relevant drug candidates that have a significant probability of commercial potential. CVT first evaluates new targets with respect to clinical relevance and suitability for small molecule inhibition. CVT then utilizes a highly integrated, multidisciplinary approach to produce novel small molecules as drug candidates for these targets. The Company combines molecular modeling and combinatorial chemistry to assemble targeted libraries of new chemical entities, an approach which the Company believes expedites the identification of potential drug leads. The Company has developed a comprehensive proprietary database correlating biological activity of candidate drugs with their structures. From this database, CVT identifies final lead compounds based on predetermined development criteria including potency, specificity, manufacturability, and pharmacologic activity in animal and in vitro models. The Company determines the proper selection of cell-based assays and animal models of disease to enhance development of the drug candidate based on its projected use in the clinical setting.

PRODUCTS UNDER DEVELOPMENT

The Company's products under development include:

PRODUCT        TARGET             INDICATION                     DEVELOPMENT STATUS (1)
-------------  -----------------  -----------------------------  -----------------------

Ranolazine     Glucose            Angina                         Phase III
               metabolism

CVT-124 (2)    A(1) receptor      Edema associated with CHF      Phase II
               (antagonist)

A(1) Agonist   A(1) receptor      Supraventricular Tachycardia   Preclinical
               (agonist)

CVT-313        CDK2               Restenosis, Arterial Bypass    Preclinical
                                   Graft, Cardiomyopathy

CVT-634        Proteasomal        Restenosis, Arterial Bypass    Preclinical
               protease            Graft, Cardiomyopathy

------------------------
(1) "Phase III" indicates further evaluation of clinical efficacy and safety within an expanded patient population at geographically dispersed clinical study sites. "Phase II" indicates initial efficacy testing in a limited patient population. "Preclinical" indicates lead compound selected for development which meets predetermined criteria for potency, specificity, manufacturability and pharmacologic activity in animal and IN VITRO models.

(2)  Licensed to Biogen.

RANOLAZINE

Ranolazine is a novel small molecule which is in Phase III clinical trials for the treatment of angina. The compound fits the Company's criteria for development candidates as it is a small molecule which works through a novel mechanism of action. The Company obtained a license for ranolazine from Syntex in March 1996, after the acquisition of Syntex by Roche. The Company is developing ranolazine to treat angina because the Company believes it does not significantly impair blood pressure or heart rate and has an improved tolerability profile as compared to currently available therapies.

Ranolazine acts by modulating the body's metabolism to shift the source of energy for the heart from fatty acid toward glucose. Ranolazine decreases the heart's oxygen demand for a given level of cardiac work because less oxygen is required to produce an equivalent amount of energy from glucose than from fatty acids. The Company believes this effect on muscle metabolism may also benefit patients suffering from intermittent claudication.

INDICATIONS

ANGINA Angina is a clinical syndrome manifested by chest pain caused by myocardial ischemia (insufficient blood flow to the heart muscle) due to blockage of the coronary arteries. Patients usually experience chest pain on exertion which can become more severe over time. In the United States, approximately 7.1 million patients are currently diagnosed with angina. Based on a published multicenter study involving over 5,000 angina patients, the Company estimates over half of the 7.1 million patients are currently being treated with multiple medications, including nitrates, beta blockers and calcium channel blockers. These anti-anginal drugs accounted for over $3.0 billion in U.S. sales in 1996. Based on published studies, approximately one-third, or 2.3 million, of angina patients are either diagnosed with both angina and CHF or are resistant to currently available treatments. The Company believes these patients would represent the initial target market for ranolazine.

All currently available drugs to treat angina reduce the heart's oxygen demand by reducing cardiac work via hemodynamic mechanisms (reduction of pump function, heart rate, and/or blood pressure). These hemodynamic effects can limit or prevent the use of currently available drugs in patients whose blood pressure or cardiac function is already decreased. These effects can be particularly pronounced when these drugs are used in combination. Additional adverse effects include lower extremity edema associated with calcium channel blockers, impotence and depression associated with beta blockers and headaches associated with nitrates. Consequently, for some patients, presently available medical treatment cannot provide complete relief of angina without unacceptable adverse effects. The following table sets forth the mechanisms through which anti-anginal drugs operate.


                                    MECHANISMS FOR ANTI-ANGINAL AGENTS

                            CHANGE IN   CHANGE IN BLOOD
THERAPY                    HEART RATE      PRESSURE                          MECHANISM
Nitrates                      None        down arrow     Vasodilation
Beta Blockers              down arrow     down arrow     Decreased Pump Function
Calcium Channel Blockers   down arrow     down arrow     Decreased Pump Function, Vasodilation
Ranolazine                    None           None        Metabolic Modulation

Ranolazine IR has been administered to over 200 healthy human volunteers and over 1,200 patients with ischemic heart disease or CHF in clinical trials conducted by Syntex. Placebo controlled ranolazine IR trials involving treadmill testing in patients with chronic stable angina have demonstrated statistically significant and clinically meaningful increases in (i) exercise time to onset of angina, (ii) total exercise duration, and (iii) exercise time to onset of an electrocardiographic change associated with insufficient blood flow to the heart muscle. The anti-anginal effect of ranolazine IR was observed in these trials regardless of whether the drug was given alone or in combination with beta blockers or calcium channel blockers, and the drug was generally well tolerated without a significant incidence of adverse events.

In initial clinical trials, ranolazine IR was administered on a three times daily schedule. To achieve a more commercially attractive product with a twice-daily dosing schedule, Syntex developed ranolazine SR. In volunteer trials conducted by Syntex, the SR formulation maintained ranolazine plasma concentrations in the range associated with increased exercise times in the stable angina trials of ranolazine IR.

Although CVT intends to pursue regulatory approval for treatment of all patients with chronic angina, the Company believes angina patients who are resistant to currently available treatments and those with angina and CHF would represent the initial market for ranolazine.

INTERMITTENT CLAUDICATION Intermittent claudication is a clinical syndrome manifested by pain in the legs during exercise. Like angina, this syndrome is caused by blockage or narrowing of arteries. These patients generally either limit their activity or in severe cases undergo vascular surgery. Over two million people in the United States suffer from intermittent claudication. Only one drug is approved by the FDA to treat this condition in the United States, and worldwide sales in 1996 were approximately $419 million.

A pilot trial of ranolazine SR in patients with intermittent claudication was completed by Syntex in 1994. Ranolazine SR was generally well tolerated and exhibited a trend toward prolongation of exercise duration and time to onset of claudication. This clinical trial was not intended to be large enough to demonstrate statistical significance. Further trials will be required to demonstrate the utility of ranolazine SR for this indication. However, the Company has no current plans to conduct clinical trials for ranolazine for intermittent claudication.

CLINICAL STATUS OF RANOLAZINE

In October 1997, the Company initiated the first of multiple Phase III clinical trials of ranolazine SR for the treatment of angina. In this first clinical trial, patients will undergo treadmill exercise to induce angina with the primary endpoint being duration of exercise. This trial is a randomized, double blind, placebo controlled, monotherapy, four period crossover trial in approximately 150 stable angina patients. In the second trial, which is expected to begin in 1998, the Company plans to enroll approximately 350-450 angina patients receiving other anti-anginal medications and add either placebo or ranolazine to their therapy. Additional clinical pharmacology, open label and safety studies are expected to begin in 1998 and be completed before the filing of an NDA with the FDA.

The Company's current estimate of the commencement of various clinical trials included in this Prospectus are forward-looking statements that involve risks and uncertainties. The actual clinical trial dates could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including timing and results of earlier clinical trials and other factors set forth under "Risk Factors -- Uncertainties Related to Clinical Trials" and elsewhere in this Prospectus. There can be no assurance that ranolazine will prove to be safe or efficacious in humans or that ranolazine will obtain FDA approval or other regulatory or foreign marketing approval for any indication.

CVT-124

The Company believes that CVT-124 is the most potent and selective adenosine A(1) receptor antagonist reported to date. Preclinical studies and clinical trials have shown statistically significant increases in sodium excretion in response to CVT-124. Thus, the Company believes that CVT-124 has the potential to be an effective new therapy for treatment of edema due to CHF.

CVT-124 was identified in the Company's adenosine A(1) receptor program. This program is focused on the development of agents that are highly selective for the adenosine A(1) receptor and has produced both antagonists and agonists to this class of receptors. The Company continues to explore additional applications of the technology developed in the adenosine A(1) receptor program.

Adenosine is a naturally occurring hormone that modulates different functions of the heart, brain, kidney and blood vessels. Its actions are mediated in these organs by two classes of receptors, A(1) and A(2), that stimulate very different physiological effects that can be separately targeted in drug development. Adenosine A(1) receptors are located on the proximal tubules of the kidney where they stimulate reabsorption of sodium and hence of water.

The Company believes that it was among the first to identify the presence of these adenosine A(1) receptors in the proximal tubule of the kidney. In contrast to A(1) receptors, adenosine A(2) receptors stimulate the dilation of blood vessels in the heart, muscles and kidney thereby lowering blood pressure.

CVT has focused on creating an adenosine A(1) receptor antagonist specific enough to avoid blocking the A(2) receptor and thus avoiding unintended side effects. This concept was developed based on the Company's insight into the newly discovered role of the A(1) receptor on the proximal tubule cell of the kidney and its potential importance in treatment of edema states, such as CHF, which are characterized by excessive accumulation of sodium and water in the body.

In March 1997, the Company entered into two research collaboration and license agreements with Biogen granting Biogen an exclusive worldwide license to develop and commercialize CVT-124 for all indications. In exchange, the Company received a $16.0 million upfront payment, including an equity investment, advanced funding of a development milestone and funding under a loan facility. In addition, Biogen agreed to make significant milestone payments and equity investments and provide funding under a general purpose loan facility, all of which are subject to the achievement of certain clinical development and commercialization milestones. Biogen will also pay royalties from any future product sales.

INDICATIONS

EDEMA ASSOCIATED WITH CONGESTIVE HEART FAILURE Approximately 4.7 million people in the United States suffer from CHF, with an estimated 400,000 new diagnoses each year. These patients typically seek medical help because of edema, an accumulation of fluid in the lungs and extremities. Approximately 875,000 patients are hospitalized each year in the United States with a primary diagnosis of CHF, and CHF is the leading cause of hospital admissions among patients over 65. Approximately one-quarter of these hospitalized patients exhibit resistance to current diuretic treatments. The Company believes that these patients would represent the initial target market for CVT-124 in this indication.

Edema fluid accumulates in the body because of adaptations by the kidney during CHF. Each kidney is comprised of approximately one million tiny blood filtering units called nephrons. Normally in each nephron, blood is filtered at the renal glomerulus and sodium and water are reabsorbed by the kidney at three locations further along the nephron. Fifty to seventy percent of the filtered sodium is reabsorbed at the proximal tubule, the portion of the nephron closest to the glomerulus. Up to 40% is reabsorbed at the loop of Henle, and the remaining portion, usually less than 10%, is reabsorbed at the distal tubule. The filtered, non-reabsorbed impurities wash out into the urine. In patients suffering from CHF, blood flow through the kidney decreases because of the poor pumping function of the heart. The kidney interprets this event as blood loss and attempts to increase its retention of salt and water to maintain blood pressure. It does this by shifting more (up to 99%) of its reabsorption of sodium to the proximal tubule. The result is the harmful build-up of salt and water in the body, leading to edema.

[Chart titled "Most Sodium Absorption Occurs at the Proximal Tubule" showing the kidney and the nephron and indicating rates of sodium absorption in both normal and congestive heart failure states].

Current treatment of CHF consists of therapy designed to improve the pumping function of the heart combined with the administration of diuretics to eliminate excess sodium and water from the body by blocking reabsorption in the kidney. However, current diuretic therapies inhibit sodium reabsorption either at the loop of Henle (furosemide) or the distal tubule (thiazides and spironolactone), where as little as one percent of reabsorption of sodium can take place in patients with advanced CHF. Since increasing amounts of sodium are reabsorbed proximally as CHF worsens, distally acting drugs are correspondingly less effective over time and patients become more symptomatic. Approximately one quarter of hospitalized CHF patients exhibit resistance to current intravenous diuretic therapies due to excessive fluid reabsorption in the proximal tubule, and no therapy currently exists which targets this site of the disease process. The dosage for the most commonly prescribed diuretics for edema associated with CHF are often increased as the disease progresses, and therefore are increasingly associated with toxic side effects, including potassium loss, which may lead to an increased incidence of cardiac arrhythmias if potassium is not monitored and replaced, and uric acid build-up which may lead to gout.

Preclinical studies conducted by the Company have indicated that CVT-124 acts as a potent diuretic by blocking the adenosine A(1) receptors in the proximal tubule that would ordinarily stimulate sodium reabsorption at that site. These studies also indicated that CVT-124 acted at the distal tubule to reduce sodium reabsorption and minimize potassium excretion. This combination of diuretic mechanisms indicates a unique clinical profile as compared to currently available drugs and suggests that CVT-124 may be particularly useful in the treatment of edema associated with CHF on an acute and chronic basis.

[Chart titled "Potential Advantages of CVT-124 over Existing Diuretics" comparing the attributes of CVT-124 to existing diuretics in the treatment of congestive heart failure]

ACUTE RENAL FAILURE Acute renal failure is a decline in kidney function that may require temporary or chronic therapy with dialysis procedures. Acute renal failure is a complication of certain general medical conditions associated with low blood flow and certain commonly used medications or diagnostic agents, such as cyclosporine, gentamicin, amphotericin, cisplatin, and radiocontrast dye used in x-ray studies. Because the adenosine A(1) receptor may be relevant in this type of kidney failure, CVT and Biogen are exploring the possibility of conducting clinical trials in acute renal failure to assess the opportunity for its treatment and prevention by CVT-124.

CLINICAL STATUS OF CVT-124

In 1996, CVT completed a double-blind, placebo-controlled Phase I/II trial of intravenous CVT-124 in 26 healthy volunteers. Data from this trial support CVT-124's combination of diuretic mechanisms. Statistically significant, dose-related increases in sodium excretion were observed in response to CVT-124, amounting to at least a doubling in the excretion of sodium compared to placebo. In contrast, mean potassium excretion did not show clinically significant increases. Uric acid excretion was also significantly increased by CVT-124 compared to placebo. CVT-124 was generally well-tolerated.

In October 1997, the Company and Biogen completed a randomized, double-blind, placebo-controlled ascending dose crossover Phase II trial of intravenous CVT-124. In 18 patients with moderately severe CHF, CVT-124 exhibited clinically useful and statistically significant increases in urine, sodium, and chloride excretion compared to placebo. The mean increases from baseline in both sodium and chloride excretion during the first two hours following dosing were as high as approximately 42 mEq in patients on CVT-124 compared to approximately 6 mEq in patients on placebo. In contrast, there were statistically significant but clinically minimal increases in potassium excretion. CVT-124 was also generally well-tolerated by the patients, with no evident effect on blood pressure, heart rates, EKG findings or routine laboratory tests.

While the Company's clinical trials to date have utilized an intravenous formulation of CVT-124, the Company and Biogen intend to explore opportunities to develop CVT-124 in intravenous and oral formulations for the treatment of edema in fluid-retaining states like CHF and possibly for additional indications such as the treatment or prevention of acute renal failure. Biogen is currently planning additional Phase II intravenous trials in severe CHF patients.

The Company's current estimate of the commencement of various clinical trials included in this Prospectus are forward-looking statements that involve risks and uncertainties. The actual clinical trial dates could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the timing and results of earlier clinical trials and the other factors set forth under "Risk Factors - Uncertainties Related to Clinical Trials" and elsewhere in this Prospectus. There can be no assurance that CVT-124 will prove to be safe or efficacious in humans or that CVT-124 will obtain FDA or other regulatory or foreign marketing approval for any indication.

A(1) AGONISTS

The Company has designed and synthesized a series of adenosine A(1) agonist compounds that the Company believes may have potential application in treating supraventricular tachycardias, as well as additional applications. Based on preclinical data, the Company believes these compounds are among the most selective adenosine A(1) receptor agonists reported. Preclinical studies conducted by the Company indicated that these compounds slowed electrical impulses in the conduction tissue of the heart by stimulating the adenosine A(1) receptor.

Supraventricular tachycardias (atrial fibrillation, atrial flutter and AV nodal re-entrant tachycardias) are among the most common cardiac arrhythmias complicating ischemic heart disease and cardiac surgical procedures and account for over 300,000 new hospital admissions in the United States each year. They originate in the atria as rapid and irregular heart beats that then spread to the ventricles. The ventricular contractions stimulated by the atrial impulses can be so fast and irregular that cardiac function can be severely compromised, resulting in dangerously low blood pressure, fluid in the lungs and ischemic damage to the heart, brain and other organs.

Because of the severity of these conditions and the need to treat patients quickly, intravenous therapies are typically used. Current medical therapies aim to slow the heart to a normal rate but have significant limitations in the acute care setting. Digitalis is effective in controlling heart rate, but requires a long time to take effect, which can be dangerous in patients with a failing heart. Calcium channel blockers, beta blockers and adenosine act quickly but are themselves associated with hypotension and depressed cardiac function, potentially exacerbating the condition of patients already experiencing cardiac dysfunction as a complication of the tachycardia.

For the treatment of supraventricular tachycardias, selective stimulation of the A(1) receptor is required to slow the heart rate without significant stimulation of the A(2) receptor which would lower blood pressure. The Company has identified compounds as candidates for clinical development of intravenous agents and is proceeding with preclinical studies.

CVT-313 AND CVT-634

CVT-313 and CVT-634 were designed and synthesized in the Company's cell cycle inhibitor program. The goal of this program is to develop a new class of therapeutics that suppresses abnormal cellular proliferation, which contributes to progressive cardiovascular diseases. Excessive proliferation of cardiovascular connective tissue cells or vascular smooth muscle cells causes the scarring and loss of function that is characteristic of chronic diseases of the heart, blood vessels and kidneys. Several of the Company's scientists and scientific advisors have been among the leaders in identifying the role of cell proliferation in causing a variety of cardiovascular diseases. As part of its drug discovery strategy, the Company has focused upon newly discovered enzymes referred to collectively as the cell cycle enzymes that regulate cellular proliferation. In particular, two important targets identified by the Company, CDK2 and the proteasomal protease, may have different clinical applications. The Company is continuing to explore other cell cycle regulatory enzymes as potential targets in this program.

CVT-313 is a novel compound which specifically inhibits CDK2, a critical regulatory protein which participates in the control of the cell cycle. CDK2, whose three dimensional structure was first determined by academic collaborators of the Company, is central to cellular proliferation and was chosen as the Company's first target in the cell cycle inhibitor program. Preclinical studies have shown significant reduction of restenosis after vascular injury, both confirming the appropriate selection of the target and identifying a potential initial clinical application.

CVT-634, also identified in this program, has been shown to be a potent inhibitor of proteasomal protease, which regulates both CDK2 activation and macrophage activation. CVT-634 has been shown in preclinical studies to control smooth muscle cell proliferation. This compound is undergoing further preclinical testing.

LICENSES AND COLLABORATIONS

The Company has established and intends to establish strategic partnerships to expedite development and commercialization of its drug candidates. For those pre-clinical programs with potential application outside of chronic cardiovascular disease, the Company intends to identify additional corporate partners. In addition, CVT has licensed certain chemical compounds from academic collaborators and other companies and has applied its drug discovery strategies to analog and optimize these structures and to identify applications for preclinical and clinical development. The Company's collaborations and licenses currently in effect include:

BIOGEN

In March 1997, the Company entered into two research collaboration and license agreements, one with Biogen, Inc. which covers the Americas and the other with a wholly-owned subsidiary of Biogen, Inc., Biotech Manufacturing Ltd. (collectively "Biogen"), which covers the rest of the world. The agreements grant Biogen the exclusive worldwide right to develop and commercialize CVT-124 for all indications. In exchange, the Company received a $16.0 million upfront payment consisting of $6.0 million in cash ($1 million of which was advanced funding of a development milestone), a $7.0 million equity investment (of which $1.8 million was accounted for as deferred revenue) and $3.0 million in funding under a loan facility. In addition, Biogen agreed to make significant milestone payments, equity investments and provide funding under a general purpose loan facility, all of which are subject to achievement of certain clinical development and commercialization milestones. Biogen will also pay royalties on any future product sales. Biogen has control and responsibility for conducting, funding and pursuing all aspects of the development, submissions for regulatory approvals, manufacture and commercialization of the technology.

In connection with the agreements, Biogen paid the Company an initial non-refundable payment of $5.0 million and Biotech Manufacturing Ltd. purchased 669,857 shares of Common Stock for a total purchase price of $7.0 million. In addition, CVT received advance funding of a milestone payment and funding under a credit facility totalling $4.0 million. Under the terms of the collaboration, the Company will conduct research on aspects of the technology for a period of three years, and Biotech Manufacturing Ltd. will fund such research through purchases of the Company's Common Stock. Biogen may terminate the agreements for any reason upon 90 days notice until a certain clinical milestone is achieved, and then upon 60 days thereafter. If Biogen terminates the agreements, all rights in the technology would revert to CVT. In addition, Biotech Manufacturing Ltd. may terminate its obligation to fund the research conducted by the Company, and CVT's obligation to conduct such research, without terminating the entire collaboration, upon 90 days notice prior to each anniversary of the effective date. CVT may also terminate its obligation to conduct such research, without terminating the entire collaboration, after the achievement of a certain milestone upon 90 days notice prior to each anniversary of the effective date. There can be no assurance that Biogen will not terminate the agreements. Any such termination would have a material adverse effect on the Company's business, financial condition and results of operations.

UNIVERSITY OF FLORIDA RESEARCH FOUNDATION

In June 1994, the Company entered into a license agreement with the University of Florida Research Foundation, Inc. ("UFRFI") under which the Company received exclusive worldwide rights to develop adenosine A(1) receptor antagonists for the detection, prevention and treatment of human and animal diseases. In consideration for the license, the Company paid UFRFI an initial license fee and is obligated to pay royalties based on net sales of products which utilize the licensed technology. Pursuant to the agreement, the Company must exercise commercially reasonable efforts to develop and commercialize one or more products covered by the licensed technology and is obligated to meet milestones in completing certain preclinical work. In the event the Company fails to reach those milestones, UFRFI may convert the exclusive license into a non-exclusive license. As part of the license agreement with UFRFI, the Company entered into a research agreement with the University of Florida.

SYNTEX/ROCHE

In March 1996, the Company entered into a license agreement with Syntex for United States and foreign patent rights to a compound having the generic name of ranolazine for products treating angina and certain other cardiovascular indications. The agreement provides for Syntex to also supply certain quantities of the compound to the Company. The license agreement is exclusive and worldwide except for the following countries which Syntex licensed exclusively to Kissei Pharmaceuticals, Ltd. of Japan: Japan, Korea, China, Taiwan, Hong Kong, the Philippines, Indonesia, Singapore, Thailand, Malaysia, Vietnam, Myanmar, Laos, Cambodia and Brunei. Under the license agreement, the Company paid an initial license fee. In addition, the Company is obligated to make payments on the achievement of certain development milestones and to make royalty payments based on net sales of products which utilize the licensed technology. The Company is required to use commercially reasonable efforts to develop the compound for angina within certain milestone guidelines. The license agreement also sets milestones within which the Company must launch products in each country covered by the license or lose exclusivity in such territories. The Company paid $1.5 million to Syntex in 1997 in a combination of cash and Common Stock and will owe an additional milestone payment upon FDA approval of an NDA for ranolazine.

MARKETING AND SALES

The Company currently has no sales, marketing or distribution capability. The Company may promote its products in collaboration with marketing partners or rely on relationships with one or more companies with established distribution systems and direct sales force. In particular, Biogen is responsible for establishing marketing and sales activities for CVT-124. Alternatively, in the United States, the Company may elect to establish its own specialized sales force and marketing organization to market its products to cardiologists. In the event that the Company elects to market its products directly, it will be required to develop a marketing and sales force with technical expertise and with supporting distribution capability. There can be no assurance that the Company will be able to establish in-house sales and distribution capabilities or relationships with third parties, or that it will be successful in commercializing any of its potential products. To the extent that the Company enters into co-promotion or other licensing arrangements, any revenues received by the Company will depend upon the efforts of third parties, and there can be no assurance that such efforts will be successful. See "Risk Factors - Limited Manufacturing, Marketing and Sales Experience."

MANUFACTURING

CVT does not currently operate manufacturing facilities for clinical or commercial production of its proposed products. The Company has no experience in manufacturing, and currently lacks the resources and capability to manufacture any of its proposed products on a clinical or commercial scale. Accordingly, the Company is, and will continue to be, dependent on corporate partners, licensees or other third parties for clinical and commercial scale manufacturing. For example, Biogen is responsible for the manufacture of CVT-124 to supply clinical trials. In addition, the Company acquired from Syntex a sufficient quantity of ranolazine SR tablets to supply the first Phase III trial. The Company has an agreement with a third party manufacturer for clinical scale production of ranolazine's active pharmaceutical ingredient sufficient to support the remainder of the Phase III clinical program, registration and commercialization. The Company is negotiating with third party manufacturers for clinical scale production of ranolazine SR tablets sufficient to support the remainder of the Phase III clinical program, registration and commercialization. The Company does have experience in the transfer of synthetic technology from discovery to scale-up manufacturing facilities, having successfully executed technology transfer for the manufacture of clinical supplies of one orally administered agent and one intravenously administered agent. There can be no assurance that the Company will be able to reach or maintain agreements with any third parties or that such parties will be able to develop adequate manufacturing capabilities. In addition, prior to approval of an NDA for ranalozine, the Company will be required to demonstrate to the FDA's satisfaction the equivalence of the multiple sources of supply used in the Company's clinical trials. See "Risk Factors - Limited Manufacturing, Marketing and Sales Experience."

PATENTS AND PROPRIETARY TECHNOLOGY

Patents and other proprietary rights are important to the Company's business. The Company's policy is to file patent applications and to protect technology, inventions and improvements to inventions that are commercially important to the development of its business. The Company also relies on trade secrets, confidentiality agreements and other protective measures to protect its technology and proposed products. The Company's failure to obtain patent protection or otherwise protect its proprietary technology or proposed products may have a material adverse effect on the Company's competitive position and business prospects.

The Company owns one United States issued patent related to an inflammatory factor licensed to Bayer AG. The Company also owns four pending patent applications in the United States relating to the inflammatory factor licensed to Bayer AG, the A(1) agonist series of compounds, CVT-313 and CVT-634, as well as four foreign patent applications with respect to the inflammatory factor licensed to Bayer and single patent applications filed pursuant to the Patent Cooperation Treaty (PCT) with respect to the A(1) agonist series of compounds, CVT-313 and CVT-634. In addition, the Company has acquired and, in turn has granted to Biogen, an exclusive license to one United States issued patent, two United States patent applications and related foreign patent applications related to CVT-124. The Company also has acquired a license which is exclusive in certain territories to three United States issued patents, one United States patent application and related foreign patent applications related to ranolazine. The patent application process takes several years and entails considerable expense. There is no assurance that patents will issue from these applications or, if patents do issue, that the claims allowed will be sufficient to protect the Company's technology. One of the primary patents relating to ranolazine will expire in May 2003 unless the Company is granted an extension based upon delays in the FDA approval process.

Patent applications in the United States are maintained in secrecy until a patent issues, and the Company cannot be certain that others have not filed patent applications for technology covered by the Company's pending applications or that the Company was the first to invent the technology that is the subject of such patent application. Competitors may have filed applications for, or may have received patents and may obtain additional patents and proprietary rights relating to, compounds, products or processes that block or compete with those of the Company. There can be no assurance that third parties will not assert patent or other intellectual property infringement claims against the Company with respect to its products or technology or other matters. There may be third party patents and other intellectual property relevant to the Company's products and technology which are not known to the Company.

Patent litigation is becoming more widespread in the biopharmaceutical industry. Litigation may be necessary to defend against or assert claims of infringement, to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company, or to determine the scope and validity of the proprietary rights of third parties. Although no third party has asserted that the Company is infringing such third party's patent rights or other intellectual property, there can be no assurance that litigation asserting such claims will not be initiated, that the Company would prevail in any such litigation, or that the Company would be able to obtain any necessary licenses on reasonable terms, if at all. Any such claims against the Company, with or without merit, as well as claims initiated by the Company against third parties, can be time-consuming and expensive to defend or prosecute and to resolve. If other companies prepare and file patent applications in the United States that claim technology also claimed by the Company, the Company may have to participate in interference proceedings to determine priority of invention which could result in substantial cost to the Company even if the outcome is favorable to the Company.

The Company also relies on trade secrets, confidentiality agreements and other protective measures to protect its technology and proposed products. There can be no assurance that third parties will not independently develop equivalent proprietary information or techniques, will not gain access to the Company's trade secrets or disclose such technology to the public, or that the Company can maintain and protect unpatented proprietary technology. The Company typically requires its employees, consultants, collaborators, advisors and corporate partners to execute confidentiality agreements upon commencement of employment or other relationships with the Company. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for the Company's technology in the event of unauthorized use or disclosure of such information, or that the parties to such agreements will not breach such agreements. See "Risk Factors - Uncertainty of Patent Position and Proprietary Rights."

GOVERNMENT REGULATION

FDA REQUIREMENTS FOR DRUG COMPOUNDS The research, testing, manufacture and marketing of drug products are extensively regulated by numerous governmental authorities in the United States and other countries. In the

United States, drugs are subject to rigorous regulation by the FDA. The Federal Food, Drug and Cosmetic Act, as amended (the "FDC Act"), and the regulations promulgated thereunder, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, labeling, promotion and marketing and distribution of pharmaceutical products. Failure to comply with applicable regulatory requirements may subject a company to administrative or judicially imposed sanctions such as warning letters, criminal prosecution, injunctions, product seizure, product recalls, total or partial suspension of production, and FDA refusal to approve pending NDA applications or NDA supplements to approved applications.

The steps ordinarily required before a new pharmaceutical product may be marketed in the United States include: (i) preclinical laboratory tests, IN VIVO preclinical studies and formulation studies; (ii) the submission to the FDA of an IND, which must become effective before clinical testing may commence; (iii) adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication; (iv) the submission of an NDA to the FDA; and (v) FDA review and approval of the NDA prior to any commercial sale or shipment of the drug. Preclinical tests include laboratory evaluation of product chemistry and formulation, as well as animal studies to assess the potential safety and efficacy of the product. Preclinical tests must be conducted in compliance with Good Laboratory Practice regulations and compounds for clinical use must be formulated according to cGMP requirements. The results of preclinical testing are submitted to the FDA as part of an IND. A 30-day waiting period after the filing of each IND is required prior to the commencement of clinical testing in humans. If the FDA has not commented on or questioned the IND within this 30-day period, clinical studies may begin. If the FDA has comments or questions, the questions must be answered to the satisfaction of the FDA before initial clinical testing can begin. In addition, the FDA may, at any time, impose a clinical hold on ongoing clinical trials. If the FDA imposes a clinical hold, clinical trials cannot commence or recommence without FDA authorization and then only under terms authorized by the FDA. In some instances, the IND application process can result in substantial delay and expense.

Clinical trials involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of a qualified principal investigator. Clinical trials are conducted in accordance with Good Clinical Practice, under protocols detailing the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. Further, each clinical study must be conducted under the auspices of an Institutional Review Board ("IRB") at the institution at which the study will be conducted. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution. Clinical trials to support NDAs are typically conducted in three sequential phases, but the phases may overlap. In Phase I, the initial introduction of the drug into healthy human subjects or patients, the drug is tested to assess metabolism, pharmacokinetics and pharmacological actions and safety, including side effects associated with increasing doses. Phase II usually involves studies in a limited patient population to (i) determine the efficacy of the drug in specific, targeted indications, (ii) determine dosage tolerance and optimal dosage and (iii) identify possible adverse effects and safety risks. If a compound is found to be effective and to have an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to further evaluate clinical efficacy and to further test for safety within an expanded patient population at geographically dispersed clinical study sites. There can be no assurance that Phase I, Phase II or Phase III testing will be completed successfully within any specified time period, if at all, with respect to any of the Company's products subject to such testing.

After completion of the required clinical testing, generally an NDA is submitted. FDA approval of the NDA is required before marketing may begin in the United States. The NDA must include the results of extensive clinical and other testing and the compilation of data relating to the product's chemistry, pharmacology and manufacture, the cost of all of which is substantial. The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information rather than accepting an NDA for filing. In such an event, the NDA must be resubmitted with the additional information and, again, is subject to review before filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the FDC Act, the FDA has 180 days in which to review the NDA and respond to the applicant. The review process is often significantly extended by FDA requests for additional information or clarification regarding information already provided in the submission. The FDA may refer the application to the appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee. If FDA evaluations of the NDA and the manufacturing facilities are favorable, the FDA may issue either an approval letter or an approvable letter, which usually contains a number of conditions that must be met in order to secure final approval of the NDA. When and if those conditions have been met to the FDA's satisfaction, the FDA will issue an approval letter, authorizing commercial marketing of the drug for certain indications. As a condition of NDA approval, the FDA may require postmarketing testing and surveillance to monitor the drug's safety or efficacy. If the FDA's evaluation of the NDA submission or manufacturing facilities is not favorable, the FDA may refuse to approve the NDA or issue a not approvable letter, outlining the deficiencies in the submission and often requiring additional testing or information. Notwithstanding the submission of any requested additional data or information in response to an approvable or not approvable letter, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems occur following initial marketing.

On November 11, 1997, Congress passed the Food and Drug Administration Modernization Act of 1997. This new legislation is intended to speed the approval of new drugs and medical devices by streamlining FDA's review procedures to ensure timely review of applications. One of the key provisions of the legislation reauthorizes FDA's authority to collect user fees for each new drug application or supplement that is submitted to FDA. For fiscal year 1998, the application fee for a new drug application will be $250,704; the fee will increase to $267,606 in fiscal year 2001. Small businesses will be entitled to a waiver of the application fee for the first application submitted.

MANUFACTURING Each domestic drug manufacturing facility must be registered with FDA. Domestic drug manufacturing establishments are subject to periodic inspection by the FDA and must comply with cGMP. Further, the Company or its third party manufacturer must pass a preapproval inspection of its manufacturing facilities by the FDA before obtaining marketing approval of any products. To supply products for use in the United States, foreign manufacturing establishments must comply with cGMP and are subject to periodic inspection by the FDA or corresponding regulatory agencies in countries under reciprocal agreements with the FDA. Drug product manufacturing establishments located in California must be licensed by the State of California in compliance with local regulatory requirements, and other states may have comparable regulations. The Company uses and will continue to use third party manufacturers to produce its products in clinical and commercial quantities. There can be no guarantee that future FDA inspections will proceed without any compliance issues requiring the expenditure of money or other resources.

FOREIGN REGULATION OF DRUG COMPOUNDS Whether or not FDA approval has been obtained, approval of a product by comparable regulatory authorities may be necessary in foreign countries prior to the commencement of marketing of the product in such countries. The approval procedure varies among countries, can involve additional testing, and the time required may differ from that required for FDA approval. Although there are some procedures for unified filings for certain European countries with the sponsorship of the country which first granted marketing approval, in general each country has its own procedures and requirements, many of which are time consuming and expensive. Thus, there can be substantial delays in obtaining required approvals from foreign regulatory authorities after the relevant applications are filed. In Europe, marketing authorizations may be submitted at either a centralized, a decentralized or a national level. The centralized procedure is mandatory for the approval of biotechnology products and provides for the grant of a single marketing authorization which is valid in all European Union member states. As of January 1995, a mutual recognition procedure is available at the request of the applicant for all medicinal products which are not subject to the centralized procedure. The Company will choose the appropriate route of European regulatory filing to accomplish the most rapid regulatory approvals. There can be no assurance that the chosen regulatory strategy will secure regulatory approvals on a timely basis or at all.

HAZARDOUS MATERIALS The Company's research and development processes involve the controlled use of hazardous materials, chemicals and radioactive materials and produce waste products. The Company is subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and waste products. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated completely. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. Although the Company believes that it is in compliance in all material respects with applicable environmental laws and regulations, there can be no assurance that it will not be required to incur significant costs to comply with environmental laws and regulations in the future, or that the operations, business or assets of the Company will not be materially adversely affected by current or future environmental laws or regulations.

COMPETITION

The pharmaceutical and biopharmaceutical industries are subject to intense competition and rapid and significant technological change. While several of CVT's products target diseases for which there are presently no effective therapies, CVT nevertheless is aware of companies which are developing products that will compete for the same disease markets. For example, Kyowa Hakko Co., Ltd., Fujisawa Pharmaceutical, Japan and Discovery Therapeutics, Inc., are each developing adenosine A(1) receptor antagonists. In addition, Novartis AG and GlaxoWellcome PLC both have adenosine A(1) receptor agonists under development. If regulatory approvals are received, ranolazine may compete with several classes of existing drugs for the treatment of angina, some of which are available in generic form, including calcium channel blockers, beta blockers and nitrates. There are also non-pharmacologic treatments such as coronary artery bypass grafting ("CABG") and percutaneous transluminal coronary angioplasty ("PTCA"). However, for those patients who do not respond adequately to existing therapies and remain symptomatic despite maximal treatment with existing anti-anginal drugs and who are not candidates for CABG or PTCA, there is no currently effective treatment. In refractory patients who are candidates for CABG or PTCA, there is no effective pharmacologic treatment available.

CVT believes that the principal competitive factors in the markets for ranolazine and CVT-124 will include the length of time to receive regulatory approval, product performance, product price, product supply, marketing and sales capability and enforceability of patent and other proprietary rights. CVT believes that it and its collaborative partners are or will be competitive with respect to these factors. Nonetheless, because the Company's products are still under development, the relative competitive position of the Company in the future is difficult to predict.

The Company expects that the pharmaceutical and biopharmaceutical industries will continue to experience rapid technological development which may render the Company's potential products non-competitive or obsolete. Many current and potential competitors have substantially greater product development capabilities and financial, marketing, scientific, and human resources than the Company. Other companies may succeed in developing products earlier than the Company, obtaining approvals for such products from the FDA more rapidly than the Company or developing products that are safer and more effective than those under development or proposed to be developed by the Company. While the Company will seek to expand its technological capabilities in order to remain competitive, there can be no assurance that research and development by others will not render its technology or potential products obsolete or non-competitive or result in treatments or cures superior to any therapy developed by the Company, or that therapy developed by the Company will be preferred to any existing or newly developed technologies.

PRODUCT LIABILITY INSURANCE

The manufacture and sale of human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. The Company has only limited product liability insurance for clinical trials and no commercial product liability insurance. There can be no assurance that it will be able to maintain existing or obtain additional product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company's potential products. A product liability claim brought against the Company in excess of its insurance coverage, if any, or a product withdrawal could have a material adverse effect upon the Company's business, financial condition and results of operations.

EMPLOYEES

As of December 15, 1997, CVT employed 44 individuals, including 16 who hold doctoral degrees. Of the Company's total work force, 29 employees are engaged in or directly support research and development activities and 15 are engaged in business development, finance and administrative activities. The Company's employees are not represented by a collective bargaining agreement. The Company believes its relations with its employees are good.

FACILITIES

The Company currently leases a 61,081 square foot building in Palo Alto, California, of which approximately 33,783 square feet are subleased by the Company to a third party. The initial term of the lease expires in February 2002 with an option to renew for five years, and the subleases expire in March 1998 and April 1999, respectively. CVT believes that this facility will be adequate to meet the Company's needs for the foreseeable future.

SCIENTIFIC ADVISORY BOARD

CVT's Scientific Advisory Board ("SAB") consists of academic and industry experts in the fields of medicine, chemistry and molecular and cellular biology. The SAB reviews and evaluates the Company's research programs and advises the Company with respect to technical matters. Each SAB member, with the exception of Richard M. Lawn, has entered into a consulting agreement with the Company specifying the terms and scope of the advisory relationship. All SAB members own shares or have been granted options to acquire Common Stock of the Company. All of the SAB members, with the exception of Dr. Lawn, are employed by employers other than the Company and may have commitments and consulting contracts with other entities which may compete with such members' obligations to the Company. The Company's Scientific Advisory Board includes the following individuals:

VICTOR J. DZAU, M.D. is Chairman of the Scientific Advisory Board. Dr. Dzau is one of the world's leading researchers in the molecular and cellular biology of cardiovascular diseases. Since September 1996, he has served as Chairman of the Department of Medicine and Physician-in-Chief at the Brigham and Women's Hospital in Boston, and as Hersey Professor of the Theory and Practice of Medicine at Harvard Medical School. Between 1990 and September 1996, he served as the William G. Irwin Professor of Medicine and chief of cardiovascular medicine at Stanford University School of Medicine. In early 1995, he was promoted to Arthur L. Bloomfield Professor and Chairman of Medicine at Stanford. Previously, Dr. Dzau held several clinical and research appointments in cardiology at Massachusetts General Hospital and Harvard Medical School, where he was a postdoctoral fellow. He received his M.D. degree from McGill University.

STUART A. AARONSON, M.D. is director of the Derold H. Ruttenberg Cancer Center at Mount Sinai School of Medicine, New York City, and is a world renowned growth factor researcher and tumor biologist. He has established the role of numerous cytokines in the function of blood vessels. He obtained his M.D. degree from the University of California, San Francisco.

CHRISTOPHER FIELDING, PH.D. has been a faculty member at the University of California, San Francisco over the past two decades, where he has served as the Neider Professor of Cardiovascular Physiology since 1985. A recognized expert in the field of cholesterol metabolism, Dr. Fielding received his Ph.D. from the University of London and completed postdoctoral work in cell metabolism at Oxford University.

RICHARD J. HAVEL, M.D. is a professor of medicine, Chief of Metabolism and past Director of the Cardiovascular Research Institute at the University of California, San Francisco. As a leader in both basic lipid research and clinical lipid investigations for several decades, Dr. Havel is known for his pioneering research on lipoprotein metabolism and for designing and conducting clinical investigations of lipid reduction and coronary atherosclerosis. He recently served on the Executive Committee of the Adult Treatment Panel of the National Cholesterol Education Program. Dr. Havel is a member of the National Academy of Sciences and received his M.D. degree from the University of Oregon.

RICHARD M. LAWN, PH.D. has served as Vice President, Discovery Research for the Company since October 1997. From August 1992 until October 1997, he served on a part-time basis as Vice President, Molecular Cardiology for the Company. Since October 1990, Dr. Lawn has also served as a Professor of Medicine at Stanford University School of Medicine. From January 1980 until October 1990, Dr. Lawn served as a senior scientist and later as a staff scientist at Genentech, Inc. Dr. Lawn has been a pioneer in the cloning of genes involved in coagulation and heart disease, including globin genes and genes for anti-hemophilia factor VIII. He was a post-doctoral fellow at the California Institute of Technology and received his Ph.D. in molecular, cellular and developmental biology from the University of Colorado and his B.A. from Harvard College.

JEFFREY M. LEIDEN, M.D., PH.D. is the Frederick H. Rawson Professor of Medicine and Pathology and Chief of the Section of Cardiology at the University of Chicago and a former Howard Hughes medical investigator. He is a leading researcher in the areas of transcriptional regulation during mammalian development and the development of novel gene therapy approaches for cardiovascular disease. Dr. Leiden received his M.D. and Ph.D. degrees from the University of Chicago and completed his postdoctoral and cardiology fellowships at the Brigham and Women's Hospital, Harvard University.

PETER SCHULTZ, PH.D. is a professor of chemistry at the University of California, Berkeley. He is recognized as an expert in protein structure/function and pioneered combinatorial methods and the development of catalytic antibodies. Dr. Schultz has received numerous awards including the National Science Foundation Alan T. Waterman Award, the American Chemical Society Award in Pure Chemistry and the Wolf Price in Chemistry. He is a founding scientific advisor of Affymax, N.V. In 1993, Dr. Schultz was elected to the National Academy of Sciences. He received his Ph.D. from California Institute of Technology and worked as a National Institutes of Health postdoctoral fellow at the Massachusetts Institute of Technology.

ERIC J. TOPOL, M.D. is the Chairman, Department of Cardiology and the Director, Joseph J. Jacobs Center for Thrombosis and Vascular Biology at the Cleveland Clinic Foundation. A noted clinician and expert on ischemic/ atherosclerotic heart disease, Dr. Topol is chairman of several large multicenter, randomized clinical trials of specific interventional procedures and therapeutics. He has also served as an advisor to the National Institutes of Health and currently serves on the FDA's advisory panel on cardiology. Dr. Topol received his M.D. degree from the University of Rochester and completed his cardiology fellowship at Johns Hopkins University.

SIR JOHN VANE, D.SC., F.R.S. is the Director General of the William Harvey Research Institute at St. Bartholomew's Hospital Medical College in London. Prior to joining that institution, he spent 12 years as group research and development director at the Wellcome Foundation, Ltd. He was awarded the Nobel Prize in 1982 for his work in prostaglandins and for discovering the mode of action of aspirin. Sir John was a research scientist for 18 years at the Royal College of Surgeons of England. He is highly regarded for his continuing research in the areas of cardiovascular disease and chronic inflammation. Sir John holds both a D.Phil. and D.Sc. and is a Fellow of the Royal Society, the Royal College of Physicians and the Royal College of Surgeons.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

The executive officers, directors and key employees of the Company as of January 6, 1997 and their ages are as follows:

NAME                                      AGE      POSITION
Louis G. Lange, M.D., Ph.D.                   49   Chairman of the Board and Chief Executive Officer
Daniel K. Spiegelman                          39   Chief Financial Officer
Brent K. Blackburn, Ph.D.                     37   Vice President, Developmental Research
Richard M. Lawn, Ph.D.                        50   Vice President, Discovery Research
Andrew A. Wolff, M.D.                         43   Vice President, Clinical Research and Development
Cynthia L. Clark, Esq.                        35   General Counsel
Samuel D. Colella (1)(2)                      58   Director
Thomas L. Gutshall (2)                        59   Director
David P. Holveck                              52   Director
Barbara J. McNeil, M.D., Ph.D. (2)            56   Director
J. Leighton Read, M.D. (1)                    46   Director
Costa G. Sevastopoulos, Ph.D. (1)             55   Director
Isaac Stein (2)                               51   Director

------------------------

(1) Member of the Compensation Committee

(2) Member of the Audit Committee

LOUIS G. LANGE, M.D., PH.D., was a founder of the Company and has served as its Chairman of the Board and Chief Executive Officer since August 1992. From July 1980 to August 1992, Dr. Lange served on the faculty of Washington University School of Medicine, including as Chief of Cardiology at Jewish Hospital in St. Louis, Missouri from May 1985 to August 1992, and as a full Professor of Medicine from July 1990 until August 1992. Dr. Lange is internationally recognized as an expert in the field of molecular mechanisms of cardiovascular disease. He holds an M.D. from Harvard Medical School and a Ph.D. in biochemistry from Harvard University.

DANIEL SPIEGELMAN has served as Chief Financial Officer for the Company since January 1998. From July 1991 to January 1998, Mr. Spiegelman has been employed by Genentech, Inc., a biotechnology company, holding the position of treasurer from December 1996 to January 1998, assistant treasurer from July 1992 to December 1996, and treasury manager from July 1991 to July 1992. From September 1985 to June 1991, Mr. Spiegelman served as Chief Financial Officer of COMAC Services, a national marketing services company. Mr. Spiegelman holds a B.A. in economics from Stanford University and an M.B.A. from Stanford Graduate School of Business.

BRENT K. BLACKBURN, PH.D., has served as Vice President, Developmental Research since October 1997. From September 1989 until September 1997, Dr. Blackburn served in the Research Department at Genentech, Inc. From September 1993 to September 1997, Dr. Blackburn also served as the project team leader for the GPII(b)III(a) antagonist project, an oral cardiovascular product, in the Development Department at Genentech, Inc. Dr. Blackburn holds a Ph.D. from the University of Texas in Austin and a B.S. from Texas Christian University.

RICHARD M. LAWN, PH.D., has served as Vice President, Discovery Research for the Company since October 1997. From August 1992 until October 1997, he served on a part-time basis as Vice President, Molecular Cardiology for the Company. Since October 1990, Dr. Lawn has also served as a Professor of Medicine at Stanford University School of Medicine. From January 1980 until October 1990, Dr. Lawn served as a senior scientist and later as a staff scientist at Genentech, Inc. Dr. Lawn has been a pioneer in the cloning of genes involved in coagulation and heart disease, including globin genes and genes for anti-hemophilia factor VIII. He was a post-doctoral fellow at the California Institute of Technology and received a Ph.D. in molecular, cellular and developmental biology from the University of Colorado and a B.A. from Harvard College.

ANDREW A. WOLFF, M.D., has served as Vice President of Clinical Research and Development for the Company since September 1996. From September 1994 to September 1996, Dr. Wolff served as Vice President of Clinical Research for the Company. From June 1993 until September 1994, Dr. Wolff served as the Executive Director of Medical Research and New Molecules Clinical Programs Leader for Syntex, a pharmaceutical and healthcare company. From July 1990 until June 1993, Dr. Wolff served as the Director, Department for Cardiovascular Therapy for Syntex. In addition, from August 1992 to February 1993, he served as the acting Associate Director for Europe for the Institute for Cardiovascular and Central Nervous System Clinical Research, Maidenhead, England. Since June 1988, Dr. Wolff has also served as an Assistant Clinical Professor of Medicine in the Cardiology Division of the University of California, San Francisco. He holds an M.D. from the Washington University Medical School.

CYNTHIA L. CLARK, ESQ., has served as General Counsel for the Company since October 1997. From December 1995 to September 1997, Ms. Clark served as a consultant to start-up biotechnology companies and other technology companies, including serving as President for Bell Atlantic Internet Solutions - North, Inc., an Internet service provider, from June 1997 to present. From August 1994 to December 1995, Ms. Clark served as General Counsel to Univax Biologics, Inc., a biotechnology company. From June 1992 to March 1994, Ms. Clark served as Senior Corporate Counsel for Comprehensive Technologies International, Inc., a government contracts and technology company. Ms. Clark earned a B.A. in mathematics and government from Wesleyan University and a J.D. from Washington College of Law, American University.

SAMUEL D. COLELLA has served as a director of the Company since October 1992. Since November 1984, Mr. Colella has been a General Partner of Institutional Venture Partners, a private venture capital firm. He currently serves as Chairman of the Board of Directors of ONYX Pharmaceuticals, Inc. He also serves as a director of Imagyn Medical, Inc., Pharmacopeia, Inc. and Vivus, Inc. Mr. Colella holds a B.S. in business and engineering from the University of Pittsburgh and an M.B.A. from Stanford Graduate School of Business.

THOMAS L. GUTSHALL has served as a director of the Company since December 1994. Since August 1996, Mr. Gutshall has served as the Chief Executive Officer of Cepheid Corporation, a diagnostics company. From January 1995 to September 1996, he served as President and Chief Operating Officer of the Company. From June 1989 until December 1994, Mr. Gutshall served as an Executive Vice President at Syntex Corporation, a pharmaceutical and healthcare company. Mr. Gutshall earned a B.S. in chemical engineering from the University of Delaware and completed the Executive Marketing Management Program at Harvard Business School.

DAVID P. HOLVECK has served as a director of the Company since November 1997. Mr. Holveck has served as the President and Chief Executive Officer of Centocor, Inc., a biotechnology company, since November 1992 and has worked with Centocor, Inc. since 1983. He has also served as a member of Centocor, Inc.'s board of directors since 1994. Mr. Holveck holds a B.S. in education/science from West Chester University.

BARBARA MCNEIL, M.D., PH.D., has served as a director of the Company since December 1994. Since 1990, Dr. McNeil has served as the Ridley Watts Professor of Health Care Policy at Harvard Medical School. In addition, since July 1988, she has served as the Chair of the Department of Health Care Policy at Harvard Medical School. Since 1983, she has been a professor of radiology at both Harvard Medical School and Brigham and Women's Hospital in Boston. Dr. McNeil holds an M.D. from Harvard Medical School and a Ph.D. in biological chemistry from Harvard University.

J. LEIGHTON READ, M.D., has served as a director of the Company since September 1992. Dr. Read founded Aviron, a biopharmaceutical company, and has served as its Chairman and Chief Executive Officer since April 1992. From July 1991 to July 1993, Dr. Read was a principal with Interhealth Limited, an investment partnership. From January 1989 to July 1991, Dr. Read served as a managing director of Affymax N.V., a biopharmaceutical company, which he co-founded in 1989. Dr. Read holds a B.S. in biology and psychology from Rice University and an M.D. from the University of Texas Health Science Center at San Antonio.

COSTA G. SEVASTOPOULOS, PH.D., has served as a director of the Company since October 1992. Since May 1994, Dr. Sevastopoulos has been an independent consultant and a limited partner of Delphi Ventures I and II, both venture capital partnerships. From April 1988 to April 1994, he served as a general partner of Delphi BioVentures, a venture capital partnership, which he co-founded. Dr. Sevastopoulos currently serves as Chairman of the Board of Directors and Chief Executive Officer of Ixsys, Inc., a privately held biotechnology company. He holds a B.S. in physics from the University of Athens, Greece, an M.S. in electrical engineering from the California Institute of Technology, an M.B.A. from the European Institute of Business Administration in Fontainebleau, France, and a Ph.D. in molecular biology from the University of California at Berkeley.

ISAAC STEIN has served as a director of the Company since March 1995. Since its inception, Mr. Stein has served as the President of Waverly Associates, Inc., a private investment firm, which he founded in 1983. In addition, Mr. Stein currently serves as Chairman of Stanford Health Services and is a director of Stanford University Hospital and a Trustee of Stanford University. From February 1993 to February 1994, Mr. Stein served as a special assistant to the President of Stanford University. From July 1990 to December 1992, he served as Chairman of Esprit de Corp., an apparel company, and from March 1991 to February 1992, he served as its acting President and Chief Executive Officer. Mr. Stein currently serves as a director of ALZA Corporation and Raychem Corporation. Mr. Stein holds a B.A. in economics and mathematics from Colgate University, an M.B.A. from Stanford Graduate School of Business and a J.D. from Stanford Law School.

                             PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of December 15, 1997 and as adjusted to reflect the sale of the Common Stock being offered hereby by: (i) each stockholder who is known by the Company to own beneficially more than 5% of the Common Stock; (ii) each executive officer of the Company; (iii) each director of the Company; and (iv) all directors and executive officers of the Company as a group.

                                                                           ----------------------------------
                                                                              SHARES BENEFICIALLY OWNED(1)
                                                                           ----------------------------------
                                                                                        PERCENT      PERCENT
                                                                                       PRIOR TO        AFTER
NAME AND ADDRESS OF BENEFICIAL HOLDER                                         NUMBER   OFFERING     OFFERING
-------------------------------------------------------------------------  ---------  ----------  -----------

Biotech Target S.A.                                                        1,450,647      17.15%       14.28%
  Swiss Bank Tower
  Panama 1
  Republic of Panama

Zesiger Capital Group, LLC (2)                                               670,800       7.93         6.60
  320 Park Avenue
  New York, NY 10022

Entities affiliated with Biogen, Inc.                                        669,857       7.92         6.59
  St. Paul's Gate
  New Street
  St. Helier Jersey JE48Z
  Channel Islands

Louis G. Lange, M.D., Ph.D. (3)                                              335,077       3.87         3.23

Samuel D. Colella (4)                                                        329,545       3.88         3.23

Andrew A. Wolff, M.D. (5)                                                     68,260      *            *

Kathleen A. Stafford (6)                                                      67,439      *            *

Thomas L. Gutshall (7)                                                        55,339      *            *

Isaac Stein (8)                                                               40,999      *            *

Richard M. Lawn, Ph.D. (9)                                                    35,500      *            *

J. Leighton Read, M.D. (10)                                                   23,221      *            *

Costa G. Sevastopoulos, Ph.D. (11)                                            22,750      *            *

Barbara J. McNeil, M.D., Ph.D. (12)                                           18,499      *            *

Daniel K. Spiegelman                                                           1,500      *            *

Cynthia L. Clark, Esq.                                                             -      *            *

Brent K. Blackburn, Ph.D.                                                          -      *            *

David P. Holveck                                                                   -      *            *

All directors and executive officers as a group (14 persons)(13)             998,129      11.17         9.39

------------------------------
*    Represents beneficial ownership of less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of stock subject to options and warrants currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this table. Except as indicated by footnote, and subject to community property laws where applicable, to the knowledge of the Company, all persons named in the table above have sole voting and investment power with respect to all shares of Common Stock, shown as beneficially owned by them. Percentage of beneficial ownership is based on 8,458,066 shares of Common Stock outstanding as of December 15, 1997 and 10,158,066 shares of Common Stock outstanding after completion of the Offering.

(2) Zesiger Capital Group, LLC has dispositive power pursuant to authority granted by its investment clients. Zesiger Capital Group, LLC disclaims beneficial ownership of all such shares.

(3) Includes 203,950 shares issuable upon the exercise of options, 104,956 of which would be subject to repurchase by the Company as of February 13, 1998, if issued. Also includes 7,500 shares held in the Louis Lange Family Trust. Dr. Lange disclaims beneficial ownership of the shares held in the Louis Lange Family Trust, except to the extent of his pecuniary interests therein.

(4) Includes 17,000 shares issuable upon the exercise of options, 8,696 of which would be subject to repurchase by the Company as of February 13, 1998, if issued. Also includes 5,828 shares held by Institutional Ventures Management V, L.P. ("IVM"), 285,578 shares held by Institutional Venture Partners V, L.P. ("IVP"), 400 shares issuable upon the exercise of outstanding warrants held by IVM exercisable within 60 days of December 15, 1997 and 19,600 shares issuable upon the exercise of outstanding warrants held by IVP exercisable within 60 days of December 15, 1997. Mr. Colella, a director of the Company, is a general partner of IVM. IVM is the general partner of IVP. Mr Colella disclaims beneficial ownership of the shares held by IVM and IVP, except to the extent of his pecuniary interests therein.

(5) Includes 67,500 shares issuable upon the exercise of options, 40,225 of which would be subject to repurchase by the Company as of February 13, 1998, if issued.

(6) Includes 26,670 shares issuable upon the exercise of options, 21,518 of which would be subject to repurchase by the Company as of February 13, 1998, if issued. Also includes 8,157 shares held by her spouse and 2,500 shares issuable upon the exercise of an outstanding warrant exercisable within 60 days of December 15, 1997. Effective January 1998, Ms. Stafford resigned from her position as Chief Financial Officer but will remain a consultant to the Company through December 1998.

(7) Includes 27,714 shares issuable upon the exercise of options, 8,861 of which would be subject to repurchase by the Company as of February 13, 1998, if issued. Also includes 27,125 shares held in the Gutshall Family Trust and 500 shares issuable upon the exercise of an outstanding warrant held in the Gutshall Family Trust exercisable within 60 days of December 15, 1997.

(8) Includes 26,000 shares issuable upon the exercise of options, 14,806 of which would be subject to repurchase by the Company as of February 13, 1998, if issued. Also includes 4,375 shares held in the Stein 1995 Revocable Trust and 625 shares issuable upon the exercise of an outstanding warrant held in the Stein 1995 Revocable Trust exercisable within 60 days of December 15, 1997.

(9) Includes 30,500 shares issuable upon the exercise of options, 10,525 of which would be subject to repurchase by the Company as of February 13, 1998, if issued.

(10) Includes 15,500 shares issuable upon the exercise of options, 8,694 of which would be subject to repurchase by the Company as of February 13, 1998, if issued.

(11) Includes 22,458 shares issuable upon the exercise of options, 11,472 of which would be subject to repurchase by the Company as of February 13, 1998, if issued.

(12) Includes 16,000 shares issuable upon the exercise of options, 8,694 of which would be subject to repurchase by the Company as of February 13, 1998, if issued.

(13) Includes 476,917 shares issuable upon the exercise of options and warrants held by all directors and executive officers that are exercisable within 60 days of December 15, 1997, 238,447 of which would be subject to repurchase by the Company as of February 13, 1998, if issued. See footnotes (3)-(12).

                                  UNDERWRITING

Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date of this Prospectus (the "Underwriting Agreement"), the Underwriters named below, for whom J.P. Morgan Securities Inc., UBS Securities LLC and Invemed Associates, Inc. are acting as representatives (the "Representatives"), have severally agreed to purchase, and the Company has agreed to sell them, the respective numbers of shares of Common Stock set forth opposite their names below. Under the terms and conditions of the Underwriting Agreement, the Underwriters are obligated to take and pay for all such shares of Common Stock, if any are taken. Under certain circumstances, the commitments of nondefaulting Underwriters may be increased as set forth in the Underwriting Agreement.

                                                                                                     ------------
                                                                                                        NUMBER OF
UNDERWRITERS                                                                                               SHARES
---------------------------------------------------------------------------------------------------  ------------
J.P. Morgan Securities Inc.........................................................................
UBS Securities LLC.................................................................................
Invemed Associates, Inc............................................................................

                                                                                                     ------------
    Total..........................................................................................     1,700,000
                                                                                                     ------------
                                                                                                     ------------

Underwriters propose initially to offer the Common Stock directly to the public at the price set forth on the cover page of this Prospectus and to certain
dealers at such price less a concession not in excess of $    per share. The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $    per share to certain other dealers. After the initial public offering of the Common Stock, the public offering price and such concession may be changed.

The Company has granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 255,000 additional shares of Common Stock at the initial public offering price, less the underwriting discount. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any. To the extent the Underwriters exercise the option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered hereby.

The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

The Company's officers, directors and certain other stockholders of the Company have agreed, subject to certain exceptions, not to, directly or indirectly, (i) sell, grant any option to purchase or otherwise transfer or dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for shares of Common Stock or file a registration statement under the Securities Act with respect to the foregoing or (ii) enter into any swap or other agreement or transaction that transfers, in whole or in part, the economic consequence of ownership of the Common Stock, without the prior written consent of J.P. Morgan Securities Inc., for a period of 90 days after the date of this Prospectus. The foregoing does not prohibit the Company's issuance of shares pursuant to the exercise of the Underwriters over-allotment option or under the Incentive Plan, the 1992 Stock Plan, the Directors' Plan or the Purchase Plan. J.P. Morgan Securities Inc. may, in its sole discretion at any time or from time to time, without notice, release all or any portion of the shares subject to the lock-up agreements.

In connection with the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot the offering, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, shares of Common Stock in the open market to cover syndicate shorts or to stabilize the price of the common Stock. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Common Stock in the offering, if the syndicate repurchases previously distributed Common Stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

The Underwriters and dealers may also engage in passive market making transactions in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the Securities and Exchange Commission. In general, a passive market maker may not bid for, or purchase, the Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

                                 LEGAL MATTERS

The validity of the Common Stock offered hereby will be passed upon for the Company by Cooley Godward LLP ("Cooley"), Palo Alto, California. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. As of the date of this Prospectus, Cooley owns a warrant to purchase 2,500 units at a price of $.50 per unit with each unit consisting of 1 share of Common Stock and one warrant to purchase 1/2 share of Common Stock at an exercise price of $20.00 per share. GC&H Investments, a general partnership formed by the partners of Cooley for investment purposes, owns 10,675 shares of the Company's Common Stock and a warrant to purchase 875 shares of the Company's Common Stock at an exercise price of $20.00 per share. Alan C. Mendelson and Deborah A. Marshall, partners at Cooley, are the Secretary and Assistant Secretary of the Company, respectively.

                                    EXPERTS

The consolidated financial statements of CV Therapeutics, Inc. appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report included therein and incorporated herein by reference. Such consolidated financial statements are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                     [LOGO]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the distribution of the Common Stock being registered. All amounts are estimated, except the SEC Registration Fee, the NASD Filing Fee and the Nasdaq National Market Filing Fee:

SEC Registration Fee..............................................      5,263
NASD Filing Fee...................................................      2,284
Nasdaq National Market Filing Fee.................................     17,500
Blue Sky Fees and Expenses........................................      2,000
Accounting Fees...................................................     55,000
Legal Fees and Expenses...........................................     90,000
Printing and Engraving............................................    101,000
Miscellaneous.....................................................     26,953
                                                                    ---------
    Total.........................................................  $ 300,000
                                                                    ---------
                                                                    ---------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Registrant's Restated Certificate of Incorporation provides that directors of the Registrant shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by the General Corporation Law of the State of Delaware. The Registrant's Restated Bylaws provide for indemnification of officers and directors to the full extent and in the manner permitted by Delaware law. Section 145 of the Delaware General Corporation Law makes provision for such indemnification in terms sufficiently broad to cover officers and directors under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act").

The Registrant has entered into indemnification agreements with substantially all of its officers and directors which provide indemnification under certain circumstances for acts and omissions which may not be covered by any directors' and officers' liability insurance.

The form of Underwriting Agreement, to filed as Exhibit 1.1 to the Registration Statement, provides for indemnification of the Registrant and its controlling persons against certain liabilities under the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)  Exhibits.

    1.1    Underwriting Agreement.
    3.1    Amended and Restated Certificate of Incorporation of the Registrant, as amended. (1)
    3.2    Restated Bylaws of the Registrant. (1)
    4.1    Reference is made to Exhibits 3.1 and 3.2.
    4.2    Specimen Common Stock Certificate. (1)
    5.1    Opinion of Cooley Godward LLP as to legality of the Common Stock.
   23.1    Consent of Ernst & Young LLP, Independent Auditors (see page II-4).
   23.2    Consent of Cooley Godward LLP (included in Exhibit 5.1).
   24.1    Power of Attorney (see page II-3).

------------------------
(1) Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form S-1 No. 333-12675, as amended, which became effective November 19, 1996.

(b) Financial Statement Schedules

Consolidated Schedules are omitted because they are not applicable, or because the information is included in the Financial Statements or the Notes thereto which are incorporated by reference.

ITEM 17.  UNDERTAKINGS.

A. The Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

B. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the
Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

C.  The Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

D. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California, on January 5, 1998.

                       CV THERAPEUTICS, INC.

                       By: __________/S/____LOUIS G. LANGE, M.D., PH.D._________
                                       Louis G. Lange, M.D., Ph.D.
                             Chairman of the Board & Chief Executive Officer

                               POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Louis G. Lange, M.D., Ph.D. his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments and registration statements filed pursuant to Rule 462(b)) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents, in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capabilities and on the date indicated.

                      SIGNATURE                                       TITLE                         DATE
------------------------------------------------------  ----------------------------------  ---------------------
                                                        Chairman of the Board & Chief
            /S/LOUIS G. LANGE, M.D., PH.D.               Executive Officer (Principal          January 5, 1998
             Louis G. Lange, M.D., Ph.D.                 Executive Officer)

               /S/KATHLEEN A. STAFFORD                  Chief Financial Officer (Principal
                 Kathleen A. Stafford                    Financial and Accounting Officer)     January 5, 1998

                 /S/SAMUEL D. COLELLA
                  Samuel D. Colella                     Director                               January 5, 1998

                /S/THOMAS L. GUTSHALL
                  Thomas L. Gutshall                    Director                               January 5, 1998

                 /S/DAVID P. HOLVECK
                   David P. Holveck                     Director                               January 5, 1998

          /S/BARBARA J. MCNEIL, M.D., PH.D.
            Barbara J. McNeil, M.D., Ph.D.              Director                               January 5, 1998

              /S/J. LEIGHTON READ, M.D.
                J. Leighton Read, M.D.                  Director                               January 5, 1998

           /S/COSTA G. SEVASTOPOULOS, PH.D.
            Costa G. Sevastopoulos, Ph.D.               Director                               January 5, 1998

                    /S/ISAAC STEIN
                     Isaac Stein                        Director                               January 5, 1998

                                                                    EXHIBIT 23.1

               CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We consent to the reference to our firm under the captions "Selected Consolidated Financial Data" and "Experts" in the Registration Statement (Form S-3) and related Prospectus of CV Therapeutics, Inc. for the registration of 1,955,000 shares of its common stock and to the incorporation by reference therein of our report dated March 4, 1997, with respect to the consolidated financial statements of CV Therapeutics, Inc. included in its Annual Report (Form 10-K), as amended, for the year ended December 31, 1996, filed with the Securities and Exchange Commission.

                                                  /s/ ERNST & YOUNG LLP

Palo Alto, California
January 5, 1998

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                                     EXHIBITS
---------  --------------------------------------------------------------------------
    1.1    Underwriting Agreement.
    3.1    Amended and Restated Certificate of Incorporation of the Registrant, as
            amended. (1)
    3.2    Bylaws of the Registrant. (1)
    4.1    Reference is made to Exhibits 3.1 and 3.2.
    4.2    Specimen Common Stock Certificate. (1)
    5.1    Opinion of Cooley Godward LLP as to legality of the Common Stock.
   23.1    Consent of Ernst & Young LLP, Independent Auditors (see page II-4).
   23.2    Consent of Cooley Godward LLP (included in Exhibit 5.1).
   24.1    Power of Attorney (see page II-3).

------------------------
(1) Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form S-1 No. 333-12675, as amended, which became effective November 19, 1996.